12/2

08006170

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Freeworld Coatings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 11 2008
THOMSON REUTERS

FILE NO. 82- 35741 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 12/9/08

FREEWORLD
COATINGS LIMITED



the first year of our journey

AUDITED RESULTS AND CASH DIVIDEND DECLARATION
for the year ending 30 September 2008



FREEWORLD
COATINGS LIMITED

highlights

- → Revenue up 15% to **R2 697 million**
- → Operating profit up 10% to **R397 million**
- → HEPS up 15% to **106 cents per share**
- → Operating cash flows of **R376 million**
- → Final dividend **10 cents per share**; Total dividend **20 cents per share**
- → Acquisition of **Napier intellectual property**
- → Plascon awarded Deloitte's **Best Manufacturing Company to work for**

Results have been compared for illustrative purposes to the restated pro-formas.

Freeworld CEO, Andre Lamprecht, commented

"Against the current economic background, these results represent an excellent performance. We increased our revenues in all operations and margins were maintained at high levels. We expect the year ahead will even be more challenging, but we remain optimistic that we will perform competitively. A key focus will be on fixed domestic investment where infrastructure will remain a significant driver in South Africa beyond 2010."

commentary

Trading environment

Prior to our listing, our prognosis for 2008 was that it would be a year of modest growth. At the half year the Board commented that "economic conditions are constrained in South Africa. High interest rates, with further rises likely, strongly rising inflation and strongly rising fuel, energy and food costs are reducing discretionary spending. The slow down in consumer spending will impact our targets in the Decorative Coatings segment. This will be offset, at least to some extent, by continued increases in public infrastructure spending. In this context the company is cautious about results for the second half, but expects to continue to do well in these increasingly challenging circumstances".

Since then economic conditions have deteriorated further due to the financial crisis and a far more sanguine outlook for the world economy.

Financial results

Against this economic background, we believe that these results represent an excellent performance and must express our sincere appreciation to all the staff for their efforts and dedication.

As this is the first trading year for Freeworld Coatings Limited and its first year end results as a separately listed company, no comparatives have been shown on the Income Statement and Cash flow Statement. However, in the commentary we have compared these results against the restated pro-forma prior year financial information, which was made available at the time of announcing our interim results and "prior year" is used in this context.

Profit

Revenue from operations for the financial year to September at R2.7 billion is 15% higher than the prior year.

EBITDA increased by 10% to R465 million as margins came under pressure, declining from 18.1% to 17.2% of sales. This is attributable to higher input costs, compounded by a devaluing currency and pressure from customers to hold or reduce prices in an environment of slowing economic growth, somewhat offset by favourable fair value adjustments on foreign exchange contracts.

Operating profit likewise increased by 10% to R397 million.

Net finance costs, as a consequence of increases in JIBAR, are 17% higher than the prior year.

The tax charge was favourably impacted by reduction in the corporate tax rate.

Income from associates increased by 51% to R22 million with both the International Paints and the Du Pont Freeworld joint ventures performing strongly.

The net profit is R217 million, with headline earnings per share (HEPS) increasing by 15% to 106 cents against the prior year.

The directors have declared a final dividend of 10 cents per share as Freeworld Coatings remains positioned as a growth company. Dividends declared for the year total 20 cents, which the directors consider to be prudent, particularly in the prevailing economic climate.

Balance Sheet

Total assets grew by 6% to R4.5 billion as a result of the capital expenditure program and increases in working capital, in particular stock which is 27% higher than last September. The increase in inventory is due largely to higher input costs as evidenced by the fact that our raw material index has increased by more than 20% from last September. Higher inventory levels were also purposely built to generate stock ahead of the peak period.

Interest bearing debt (net of cash) at R873 million has reduced by R73 million, and translates into a debt to equity ratio of 31%.

Cash flow and capital expenditure

Cash generated from operations amounted to R376 million with the cash inflow from operating activities of R192 million being used to acquire property, plant and equipment totalling R126 million and intangibles of R48 million, the bulk of the latter being attributable to the acquisition of Napier environmental technologies intellectual property.

Our R126 million investment in capital expenditure includes the commencement of the capital projects at the factory site in Mogale City in the country's industrial and commercial heartland of Gauteng. In the first phase, the new offices which now can accommodate all Plascon staff have recently been completed. On the site a new raw material and packaging warehouse is being built, which with the growth in the existing business, will eliminate a critical logistical bottleneck in manufacturing. The old office site will in future house the new finished goods warehouse. The investment also includes the purchase of a building for our Newcastle depot, the establishment of our new corporate offices in Paulshof; upgrades to the Mobeni warehouse and Port Elizabeth administrative offices; as well as continued expenditure on the upgrade and modernisation of our manufacturing facilities.

Freeworld Coatings plans to further rejuvenate all its sites in South Africa in the next few years.

Segmental comment

Decorative Coatings

The Decorative Coatings segment, increased sales by 15% to R2 billion and EBITDA by over 11% to R322 million in the year despite challenging economic conditions, in particular in our South African home market where rising inflation and interest rates weighed on the individual consumer segment. However, a strong performance in the trade and industrial sector helped offset this pressure in the individual consumer segment which represents only about 32% of sales volumes.

The award to Plascon, with our largest manufacturing operations, of the "Deloitte Best Company to Work for in the Manufacturing Industry" was a significant accolade after some years of sustained work to embed a culture which truly creates value for employees who play a significant part in the commercial success of the business.

Notwithstanding higher global oil and commodity prices and mostly unfavourable exchange rates, our operations in the rest of southern Africa also performed well, with exports from our home base to a number of African countries also increasing by nearly 50%.

Performance Coatings

The segment produced solid results lifting both turnover and profit. Higher raw material costs and adverse foreign exchange fluctuations pressured margins in the segment, which includes our Automotive Coatings, Specialised Coatings, Complementary Products and Colourant System businesses.

Turnover rose 8% to R995 million with EBITDA increasing by 3% to R149 million assisted by stringent cost control.

During the year the transfer of production in automotive coatings from solvent borne to waterborne products, which is produced in the joint venture, continued. This transfer is partly reflected in the 50% increase in profit from associates. Without this effect, EBITDA in performance coatings would have been around 8% higher than in the prior year.

Outlook

In an environment of significant uncertainty in global financial markets, the Decorative Coatings Segment will maintain its firm focus on limiting input costs and closely managing prices and margins. High fuel and electricity costs are placing an increasing burden on overall cost management, reinforcing our approach of strict expense control and continued increased productivity throughout the organisation. In line with our approach to be willing to do things differently so as to find a better way, we continue to look at new ways of improving our overall levels of productivity.

Pro-active and positive brand management remains a strategic theme for all our businesses, and in the year ahead we plan to integrate the strong Plascon brand and its sub-brands with Freeworld Coatings' corporate brand. The same holds true for the other brands. Product innovation remains a cornerstone of our strategy to build on our strong brand equity.

While we face an economic outlook of most uncertain circumstances we are very well positioned in a sector that has somewhat more robust prospects.

Fixed domestic investment with particular focus on infrastructural investment will remain a significant driver in South Africa and in a number of African countries in which we have interests. In all these societies the economies are also now significantly larger than a few years ago and have reached a level where investment and disposable income can sustain larger demand despite the current pressure. We believe that this construction activity will provide good growth opportunities to Freeworld Coatings, even beyond 2010 when South Africa is scheduled to host the 2010 FIFA World Cup football tournament, in line with the South African government's stated and already budgeted fixed domestic investment programs some of which have already commenced, of more than R600 billion over the period ahead.

The business will continue to pursue suitable acquisition opportunities that fit its strategic direction.

The year ahead will be challenging but we remain optimistic that the company will continue to perform competitively.

RM Godsell
Chairman

AJ Lamprecht
Chief Executive Officer

Cash dividend declaration for the year ended 30 September 2008

Cash dividend number 2

Notice is hereby given that the following dividend has been declared in respect of the year ended 30 September 2008: Number 2 (final dividend) of 10 cents per ordinary share.

In compliance with the requirements of the JSE Limited, the following dates are applicable.

Last day to trade	Friday 9 January 2009
Securities start trading ex-dividend	Monday 12 January 2009
Record date to determine who received the dividend	Friday 16 January 2009
Electronic transfer of funds or cheques posted/CSDPs and brokers credited	Monday 19 January 2008
Share certificates may not be dematerialised or rematerialised between	Monday 12 January 2009 and Friday 16 January 2009 both days inclusive

On behalf of the board

ELA Chamberlain
Secretary
Contact Number: 0861 252 846 / (011) 208-5900

Contact College Hill
Nicholas Williams
Contact Number: (011) 447-3030/Mobile: 082 600 2192

Directors: RM Godsell *(Chairman)*, AJ Lamprecht *(Chief Executive Officer)*, E Links, MM Ngoasheng, B Ngonyama, DB Ntsebeza, NDB Orleyn, PM Surgey, DA Thomas* *(Chief Financial Officer)*
**Australian*

Company Secretary: ELA Chamberlain
Transfer secretaries: Link Market Services South Africa (Proprietary) Limited

Directors' responsibilities and approval

The directors of Freeworld Coatings Limited ("Freeworld") have pleasure in presenting the annual financial statements for the year ended 30 September 2008.

In terms of the South African Companies Act, 1973, as amended, the directors are required to prepare annual financial statements that fairly present the state of affairs and business of the company and of the group at the end of the financial year and of the profit or loss for that year. To achieve the highest standards of financial reporting, these annual financial statements have been drawn up to comply with International Financial Reporting Standards.

The annual financial statements comprise:

- the balance sheets;
- the income statements;
- the cash flow statements;
- segmental analyses.

The reviews by the chairman, the chief executive officer, chief financial officer and the detailed segmental reviews discuss the results of operations for the year and those matters which are material for an appreciation of the state of affairs and business of the company and of the Freeworld group.

Supported by the audit committee, the directors are satisfied that the internal controls, systems and procedures in operation provide reasonable assurance that all assets are safeguarded, that transactions are properly executed and recorded, and that the possibility of material loss or misstatement is minimised. The directors have reviewed the appropriateness of the accounting policies, and concluded that estimates and judgements are prudent. They are of the opinion that the annual financial statements fairly present the state of affairs and business of the company at 30 September 2008 and of the profit for the year to that date.

In addition, the directors have also reviewed the cash flow forecast for the year to 30 September 2009 and believe that the Freeworld group has adequate resources to continue in operation for the foreseeable future. Accordingly, the annual financial statements have been prepared on a going-concern basis and the external auditors concur.

The annual financial statements were approved by the board of directors and were signed on their behalf by:

RM Godsell
Chairman

AJ Lamprecht
Chief Executive Officer

DA Thomas
Chief Financial Officer

Sandton
18 November 2008

certificate by secretary
for the year ended 30 September

In terms of section 268G(d) of the South African Companies Act, 1973, as amended (the Act), I certify that Freeworld Coatings Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

ELA Chamberlain
Secretary

Sandton
18 November 2008

consolidated income statement
for the year ended 30 September

	Note	Audited 2008 R'000
CONTINUING OPERATIONS		
Revenue		**2 696 744**
EBITDA		**464 577**
Depreciation and amortisation		(67 655)
Operating profit		**396 922**
Finance costs		(141 808)
Income from investments		21 381
Profit before taxation		**276 495**
Taxation		(81 944)
Profit after taxation		**194 551**
Income from associates		22 359
Net profit		**216 910**
Attributable to:		
Minority shareholders		4 931
Freeworld Coatings Limited shareholders		211 979
		216 910
Earnings per share (basic and diluted in cents)	11	**105**

consolidated balance sheet

at 30 September

	Note	Audited 2008 R'000	Restated Audited 2007 R'000
ASSETS			
Non-current assets		3 527 594	3 399 651
Property, plant and equipment		605 184	528 769
Goodwill	6	1 898 141	1 890 208
Intangible assets	7	795 194	767 471
Investment in associates		193 009	176 864
Finance lease receivables		315	536
Long term loans and receivables		9 906	10 283
Deferred taxation assets		25 845	25 520
Current assets		985 064	848 539
Inventories		460 129	361 595
Trade and other receivables		451 723	439 758
Taxation		2 030	514
Cash and cash equivalents		71 182	46 672
Total assets		4 512 658	4 248 190
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		2 583 409	2 418 796
Other reserves		(20 579)	0
Retained income		190 119	0
Interest of shareholders of Freeworld Coatings Limited		2 752 949	2 418 796
Minority interest		23 313	20 144
Shareholder loans		–	22 187
Interest of all shareholders		2 776 262	2 461 127
Non-current liabilities		911 573	313 513
Interest-bearing liabilities	8	624 691	4 349
Deferred taxation liabilities		265 314	264 881
Provisions		21 568	21 501
Other non-interest-bearing liabilities		–	22 782
Current liabilities		824 823	1 473 550
Trade and other payables		477 416	466 505
Provisions		7 800	6 921
Taxation		20 243	11 593
Short-term loans and bank overdrafts	8	319 364	988 531
Total equity and liabilities		4 512 658	4 248 190

consolidated statement of changes in equity

for the year ended 30 September

	Share capital and premium R'000	Foreign currency translation reserves R'000	Net actuarial gains/ (losses) on post-retirement benefits R'000	Cash flow hedge reserve R'000
Balance acquired at corporatisation	2 418 796	–	–	–
Changes in equity recognised during 2008				
Movement on foreign currency translation reserve	–	17 789	–	–
Net income/(loss) recognised directly in equity	–	–	–	–
Net actuarial gains and losses		–	843	–
Profit for the year	–	–	–	–
Total recognised income and expense for the year	–	17 789	843	–
New shares issued during the year	173 840	–	–	–
Costs written off against share premium	(9 227)	–	–	–
Share holder loans repaid during the year	–	–	–	–
Increase in fair value of hedging instruments	–	–	–	2 179
Transfer to initial carrying amount of non-financial hedged item on cash flow hedge	–	–	–	(2 179)
Barloworld Share Option reserve	–	–	–	–
Freeworld Coatings Limited SARs expense recognised in equity	–	–	–	–
Barloworld Limited Share Options/Rights expense recognised in equity	–	–	–	–
Transfer of cash-settled liability not needed to equity	–	–	–	–
Other reserve movements	–	–	–	–
Dividends on ordinary shares	–	–	–	–
Balance at 30 September 2008	**2 583 409**	**17 789**	**843**	**–**

Equity compensation reserves R'000	Total other reserves R'000	Total retained income R'000	Attributable to Freeworld Coatings Limited share-holders R'000	Minority interest R'000	Share-holder loans R'000	Interest of all share-holders R'000
–	–	–	2 418 796	20 144	22 187	2 461 127
–	17 789	–	17 789	–	–	17 789
–	–	(1 473)	(1 473)	–	–	(1 473)
–	843	–	843	–	–	843
–	–	211 979	211 979	4 931	–	216 910
–	18 632	210 506	229 138	4 931	–	234 069
–	–	–	173 840	–	–	173 840
–	–	–	(9 227)	–	–	(9 227)
–	–	–	–	–	(22 187)	(22 187)
–	–	–	–	–	–	–
–	–	–	–	–	–	–
(44 999)	(44 999)	–	(44 999)	–	–	(44 999)
2 784	2 784	–	2 784	–	–	2 784
2 002	2 002	–	2 002	–	–	2 002
1 002	1 002	–	1 002	–	–	1 002
–	–	–	–	(234)	–	(234)
–	–	(20 387)	(20 387)	(1 528)	–	(21 915)
(39 211)	(20 579)	190 119	2 752 949	23 313	–	2 776 262

consolidated cash flow statement

for the year ended 30 September

	2008 R'000
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash receipts from customers	2 684 779
Cash paid to employees and suppliers	(2 309 005)
Cash generated from operations	**375 774**
Finance costs	(107 180)
Dividends received from associates	6 215
Interest received	21 381
Taxation paid	(82 136)
Cash flow from operations	**214 054**
Dividends paid (including minority shareholders)	(21 915)
Cash inflow from operating activities	**192 139**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds on decrease in long term financial assets	3 614
Acquisition of property, plant and equipment	(125 997)
Replacement capital expenditure	(80 130)
Expansion capital expenditure	(45 867)
Acquisition of intangible assets	(48 027)
Proceeds on disposal of property, plant and equipment	4 507
Net cash used in investing activities	**(165 903)**
Net cash inflow before financing activities	**26 236**
CASH FLOWS FROM FINANCING ACTIVITIES	
Share issue costs	(9 227)
Repayment of amount due to Barloworld Capital (Pty) Ltd	(868 769)
Increase in long-term interest bearing borrowings	563 880
Increase in short-term interest-bearing liabilities	312 390
Net cash from financing activities	**(1 726)**
Net increase in cash and cash equivalents	**24 510**
Cash and cash equivalents at beginning of year	46 672
Cash and cash equivalents at end of year	**71 182**

segment reporting

for the year ended 30 September

For management purposes, the group is organised into two major operating divisions, namely Decorative Coatings and Performance Coatings. These divisions are the basis on which the group reports its primary segmental Information.

	2008			
	Decorative Coatings R'000	Performance Coatings R'000	Eliminations R'000	Total Group R'000
BUSINESS SEGMENTS				
Consolidated segment revenue	1 967 704	994 796	(265 756)	2 696 744
Segment result				
Earnings before interest, tax, depreciation and amortisation (EBITDA)	321 743	148 734	(5 900)	464 577
Depreciation and amortisation	(48 065)	(19 590)		(67 655)
Operating profit	273 678	129 144	(5 900)	396 922
Finance costs				(141 808)
Income from investments				21 381
Taxation				(81 944)
Profit after tax				194 551
Income from associates				22 359
Attributable to minority shareholders				4 931
Attributable to Freeworld Coatings Limited shareholders				211 979
Segment balance sheet				
Segmental total assets	3 403 254	845 212		4 248 466
Segmental non interest bearing liabilities	(540 804)	(251 536)		(792 340)
Segmental net operating assets	2 862 450	593 676		3 456 126
Segmental interest bearing liabilities	(919 340)	(24 715)		(944 055)
Segmental cash and cash equivalents	54 081	17 101		71 182
Segmental net assets	1 997 191	586 092		2 583 283
Investment in associates				193 009
Net assets				2 776 292

	2007			
	Decorative Coatings R'000	Performance Coatings R'000	Eliminations R'000	Total Group R'000
Segmental total assets	3 240 919	783 734		4 024 653
Segmental non interest bearing liabilities	(649 955)	(144 227)		(794 182)
Segmental net operating assets	**2 590 964**	**639 507**		**3 230 471**
Segmental interest bearing liabilities	(897 347)	(95 533)		(992 880)
Segmental cash and cash equivalents	25 445	21 227		46 672
Segmental net assets	**1 719 062**	**565 201**		**2 284 263**
Investment in associates				176 864
Net assets				**2 461 127**

	2008			
	Decorative Coatings R'000	**Performance Coatings R'000**	**Eliminations R'000**	**Total Group R'000**
Segmental capital expenditure	**104 936**	**21 061**		**125 997**

Inter segment revenue is priced on an arms length basis.

GEOGRAPHICAL SEGMENTS

The group's two segments operate mainly in Southern Africa at present and therefore a geographical split is not meaningful.

notes to the consolidated financial statements

for the year ended 30 September

1 Basis of preparation

This abridged report complies with International Accounting Standard 34 – Interim Financial Reporting as well as with Schedule 4 of the South African Companies Act and the disclosure requirements of the JSE Limited's Listings Requirements. The abridged report has been prepared using accounting policies that comply with International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the year ended 30 September 2007, except for the adoption of those IFRS statements noted in the Accounting Policies below.

As this is the first trading year for Freeworld Coatings Ltd, no comparatives have been shown on the Income Statement and Cashflow Statement.

2 Accounting policies

The group adopted the following amended Standard and new Interpretations during the current year:

- IFRS 7 Financial Instruments Disclosures
- IAS 1 (Revised Presentation of Financial Statements
- IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease
- IFRIC Interpretation 12 Service Concession Arrangements

There are no standards that are currently in issue but not yet effective which would result in a change in accounting policy.

The impact of adopting the above was not significant.

3 Related party transactions

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there have been no significant transactions during the year with associate companies, joint ventures and other related parties.

		2008	2007
4	**Supplementary balance sheet and income statement information**		
	Net asset value per share (cents)	**1 362**	**1 345**
	Weighted average number of shares in issue (000's)		
	Shares in Issue at date of unbundling (28 September 2008)	181 320	181 320
	Shares issued as part of the corporatisation process on		
	2 November 2007	13 024	–
	29 November 2007	9 528	–
	Weighted average number of shares in issue	**201 136**	**181 320**
	Headline earnings per share (basic and diluted in cents)	**106**	**92**

5 Audit of financial statements

The financial statements for the year ended 30 September 2008 were audited by Deloitte & Touche and their unmodified audit opinion is available for inspection at Freeworld Coatings Limited's registered office.

	2008 R'000	Restated Audited 2007 R'000
6 Goodwill		
COST		
At 1 October	1 890 208	–
Goodwill created at corporatisation, prior to unbundling by Barloworld Limited	–	1 721 356
– Deferred tax liabilities on property revaluations and brands at fair value	–	260 413
– Investments in associates at fair value	–	(91 561)
Translation differences	7 933	–
At 30 September	**1 898 141**	**1 890 208**
CARRYING AMOUNT		
At 30 September	**1 898 141**	**1 890 208**

The goodwill was created in terms of the rules around IFRS 3 and represents the difference between the market value and the carrying value of the assets and liabilities of each cash-generating unit at date of corporatisation.

Adjustments were made to goodwill created at corporatisation in terms of IFRS 3 and IAS 12. These adjustments refer to the raising of deferred taxation on the property revaluations and deferred tax on brands at fair value, as well as adjusting the investment in associates to fair value. (See effect of restatements below).

R'000	Original	Adjustment	Restated
Goodwill	1 721 356	168 852	1 890 208
Deferred taxation liability	(4 468)	(260 413)	(264 881)
Investment in associates	85 303	91 561	176 864
	1 802 191	–	**1 802 191**

6 Goodwill *continued*

Goodwill has been allocated for impairment testing purposes to the following groups of cash-generating units:

	2008 R'000
Decorative segments	1 282 391
Freeworld Plascon Namibia (Pty) Limited	12 689
Freeworld Plascon Botswana (Pty) Limited	17 264
Freeworld Plascon Zambia Limited	23 608
Freeworld Plascon Malawi Limited	1 500
Freeworld Coatings SA (Pty) Limited	1 219 397
Translation differences	7 933
Performance segments	615 750
International Colour Corporation (Pty) Limited	290 500
Automotive Coatings Group	246 750
Midas Paints (Pty) Limited	46 000
Blajohn Properties Limited	32 500
Total group	**1 898 141**

Goodwill is allocated to groups of cash-generating units based on the two business segments

During the current year, all significant recoverable amounts were based on value in use. A discounted cash flow valuation model as well as a Holt valuation model is applied using five year strategic plans as approved by The Board. The financial plans are the quantification of strategies derived from the use of a common strategic planning process followed across the group. The process ensures that all significant risks and sensitivities are appropriately considered and factored into strategic plans. Key assumptions are based on industry specific performance levels as well as economic indicators approved by the executive. These assumptions are generally consistent with external sources of information.

Cash flows for the terminal value beyond the explicit forecast period of five years are estimated by using economic returns (CFROI)®, asset base, growth rate and fade principles. Growth rates are aligned to the long term sustainable level of growth in the economic region in which cash-generating units operate.

Discount rates applied to cash flow projections are based on a country or region specific real cost of capital, dependent upon the location of cash-generating segment operations. The cost of capital is adjusted for size and leverage and other known risks.

The cost of capital real rate applied as at September 2008 is:	7,85%

	Capitalised software 2008 R'000	Brands 2008 R'000	Trademarks 2008 R'000	Distribution channels 2008 R'000	Total intangible assets 2008 R'000
7 Intangible assets					
COST					
Balance acquired at corporatisation	18 109	686 100	10 000	73 068	**787 277**
Additions	805	–	47 222	–	**48 027**
Disposals	(953)	–	–	–	**(953)**
At 30 September	**17 961**	**686 100**	**57 222**	**73 068**	**834 351**
ACCUMULATED AMORTISATION AND IMPAIRMENT					
Balance acquired at corporatisation	13 369	–	–	6 437	**19 806**
Charge for the year	2 413	13 722	392	3 777	**20 304**
Disposals	(953)	–	–		**(953)**
At 30 September	**14 829**	**13 722**	**392**	**10 214**	**39 157**
CARRYING AMOUNT					
At 30 September	**3 132**	**672 378**	**56 830**	**62 854**	**795 194**

Intangible assets were acquired at corporatisation as well as during the year.

Capitalised software has a finite life of two years and is amortised on a straight-line basis.

Brands consist of the various brand names the group is supplying consumers and commercial enterprises and includes: Plascon, Plascon Professional, Crown, Polycell, Midas and Midas Earthcote. Brands are amortised over 50 years.

Trademarks, which include Napier and Weathermaster, are amortised over 20 years.

Distribution channels are maintained to attract and keep a loyal customer base, and are amortised over periods of between 10 – 15 years.

The group has not recognised any significant intangible assets with indefinite useful lives.

	2008 R'000	Restated Audited 2007 R'000
8 Loans-long term, short term and overdraft facilities		
Interest Bearing Long Term Liabilities	**624 691**	**4 349**
Long-term loan with Nedbank, interest rate at JIBAR + 1,8%, unsecured and repayable over 7 years with year 1 and 2 having a capital holiday	624 691	–
Various other small long-term loans with First National Bank, Standard Bank and Nedbank with interest rates between 13% to 21,5% and terms ranging from 2 years to 5 years		4 349
Short term Loans and Bank Overdrafts	**319 364**	**988 531**
Short-term loan with Nedbank, interest rate at 1 month JIBAR +1,2%, unsecured and repayable on demand	268 300	–
Barloworld Capital (Pty) Ltd*	–	981 555
Current portion of long-term borrowings	42 945	3 320
Overdrafts	8 119	3 656
* Prior to unbundling and listing as Freeworld Coatings Limited the treasury function was performed by Barloworld Capital (Pty) Ltd. This "treasury" loan has been replaced by an appropriate mix of long-term and short term bank loans, coupled with an overdraft facility.		
	944 055	**992 880**

9 Contingent liabilities

The back to back guarantee of R50 million to Barloworld as security for our overdraft was cancelled on arranging unsecured financing through Nedbank.

In terms of the Unbundling Agreement, Freeworld Coatings has guaranteed the first A$5 million of any environmental claim made on Barloworld by the purchaser of the Australian business for a maximum period of 8 years. An environmental insurance policy has been procured to mitigate against any losses.

	2008 R'000	Restated Audited 2007 R'000
10 Commitments		
Contracted	51 913	29 123
Approved but not yet contracted	24 504	14 590
	76 417	**43 713**
Operating lease commitments	22 346	20 892
Finance lease commitments	805	1 008
	23 151	**21 900**

11 Earnings per share	
Earnings per share (cents)	**105**
BASIC	
Weighted average number of ordinary shares (000's)	**201 136**
Earnings per share (cents)	**105**
DILUTED	
Weighted average number of ordinary shares (000's)	**201 136**
Earnings per share (cents)	**105**
The share appreciation rights are anti-dilutive as they do not result in a decrease of earnings per share.	
Headline earnings per share	
Profit for the year from continued operations attributable to Freeworld Limited shareholders (R000's)	**211 979**
Adjusted for the following	
– Impairment of investments (R000's)	**83**
– Loss on disposal of plant and equipment and intangible assets (R000's)	**1 204**
Tax effect of above (R000's)	**(360)**
Headline earnings (R000's)	**212 906**
Weighted number of shares in issue for the year (000's)	**201 136**
Headline earnings per share – (basic and diluted in cents)	**106**

FREEWORLD
COATINGS LIMITED


PLASCON
International
STANDOX
POLYCELL
icc
CROWN
MIDAS
hamilton's
Earthcote
SPIES HECKER

Freeworld Coatings Limited (formerly Aletris Investment Holdings No. 1 Limited)
(Incorporated in the Republic of South Africa) (Registration number 2007/021624/06)
Share code: FWD ISIN: ZAE000109450 ("Freeworld Coatings" or "the Company")

The registered office of Freeworld Coatings
Balvenie Building, Kildrummy Office Park, Umhlanga Drive, Paulshof, 2056
(Postnet 263, Private Suite X85, Bryanston, 2021)

www.freeworldcoatings.com

Fwd - Freeworld Coatings - Audited Results And Cash Dividend Declaration For

Release Date: 18/11/2008 07:55:36 Code(s): FWD

FWD - Freeworld Coatings - Audited Results And Cash Dividend Declaration For The Year Ended 30 September 2008
FREEWORLD COATINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 2007/021624/06)
ISIN: ZAE000109450
Share Code: FWD
Freeworld coatings limited
the first year of our journey
AUDITED RESULTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 SEPTEMBER 2008
Highlights
- Revenue up 15% to R2 697 million
- Operating profit up 10% to R397 million
- HEPS up 15% to 106 cents per share
- Operating cash flows of R376 million
- Final dividend of 10 cents per share; total dividend of 20 cents per share
- Acquisition of Napier intellectual property
- Plascon awarded Deloitte's Best Manufacturing Company to Work For

Results have been compared for illustrative purposes to the restated pro-formas.
Freeworld CEO, Andre Lamprecht, commented
"Against the current economic background, these results represent an excellent performance. We increased our revenues in all operations and margins were maintained at high levels. We expect the year ahead will even be more challenging, but we remain optimistic that we will perform competitively. A key focus will be on fixed domestic investment where infrastructure will remain a significant driver in South Africa beyond 2010."
Commentary
Trading environment
Prior to our listing, our prognosis for 2008 was that it would be a year of modest growth. At the half year the Board commented that "economic conditions are constrained in South Africa. High interest rates, with further rises likely, strongly rising inflation and strongly rising fuel, energy and food costs are reducing discretionary spending. The slow down in consumer spending will impact our targets in the Decorative Coatings segment. This will be offset, at least to some extent, by continued increases in public infrastructure spending. In this context the company is cautious about results for the second half, but expects to continue to do well in these increasingly challenging circumstances".
Since then economic conditions have deteriorated further due to the financial crisis and a far more sanguine outlook for the world economy.
Financial results
Against this economic background, we believe that these results represent an excellent performance and must express our sincere appreciation to all the staff for their efforts and dedication.
As this is the first trading year for Freeworld Coatings Limited and its first year end results as a separately listed company, no comparatives have been shown on the Income Statement and Cash flow Statement. However, in the commentary we have compared these results against the restated pro-forma prior year financial information, which was made available at the time of announcing our interim results and "prior year" is used in this context.
Profit
Revenue from operations for the financial year to September at R2.7 billion is 15% higher than the prior year.
EBITDA increased by 10% to R465 million as margins came under pressure, declining from 18.1% to 17.2% of sales. This is attributable to higher input costs, compounded by a devaluing currency and pressure from customers to hold or reduce prices in an environment of slowing economic growth, somewhat offset by favourable fair value adjustments on foreign exchange contracts.
Operating profit likewise increased by 10% to R397 million.
Net finance costs, as a consequence of increases in JIBAR, are 17% higher than the prior year.
The tax charge was favourably impacted by reduction in the corporate tax rate.
Income from associates increased by 51% to R22 million with both the International Paints and the Du Pont Freeworld joint ventures performing strongly.
The net profit is R217 million, with headline earnings per share (HEPS) increasing by 15% to 106 cents against the prior year.
The directors have declared a final dividend of 10 cents per share as Freeworld Coatings remains positioned as a growth company. Dividends declared for the year total 20 cents, which the directors consider to be prudent, particularly in the prevailing economic climate.
Balance Sheet
Total assets grew by 6% to R4.5 billion as a result of the capital expenditure program and increases in working capital, in particular stock which is 27% higher than last September. The increase in inventory is due

largely to higher input costs as evidenced by the fact that our raw material index has increased by more than 20% from last September. Higher inventory levels were also purposely built to generate stock ahead of the peak period. Interest bearing debt (net of cash) at R873 million has reduced by R73 million, and translates into a debt to equity ratio of 31%.

Cash flow and capital expenditure

Cash generated from operations amounted to R376 million with the cash inflow from operating activities of R192 million being used to acquire property, plant and equipment totalling R126 million and intangibles of R48 million, the bulk of the latter being attributable to the acquisition of Napier environmental technologies intellectual property.

Our R126 million investment in capital expenditure includes the commencement of the capital projects at the factory site in Mogale City in the country's industrial and commercial heartland of Gauteng. In the first phase, the new offices which now can accommodate all Plascon staff have recently been completed. On the site a new raw material and packaging warehouse is being built, which with the growth in the existing business, will eliminate a critical logistical bottleneck in manufacturing. The old office site will also in future house the new finished goods warehouse. The investment also includes the purchase of a building for our Newcastle depot, the establishment of our new corporate offices in Paulshof, upgrades to the Mobeni warehouse and Port Elizabeth administrative offices, as well as continued expenditure on the upgrade and modernisation of our manufacturing facilities.

Freeworld Coatings plans to further rejuvenate all its sites in South Africa in the next few years.

Segmental comment

Decorative Coatings

The Decorative Coatings segment, increased sales by 15% to R2 billion and EBITDA by over 11% to R322 million in the year despite challenging economic conditions, in particular in our South African home market where rising inflation and interest rates weighed on the individual consumer segment. However, a strong performance in the trade and industrial sector helped offset this pressure in the individual consumer segment which represents only about 32% of sales volumes.

The award to Plascon, with our largest manufacturing operations, of the "Deloitte Best Company to Work for in the Manufacturing Industry" was a significant accolade after some years of sustained work to embed a culture which truly creates value for employees who play a significant part in the commercial success of the business.

Notwithstanding higher global oil and commodity prices and mostly unfavourable exchange rates, our operations in the rest of southern Africa also performed well, with exports from our home base to a number of African countries also increasing by nearly 50%.

Performance Coatings

The segment produced solid results lifting both turnover and profit. Higher raw material costs and adverse foreign exchange fluctuations pressured margins in the segment, which includes our Automotive Coatings, Specialised Coatings, Complementary Products and Colourant System businesses.

Turnover rose 8% to R995 million with EBITDA increasing by 3% to R149 million assisted by stringent cost control.

During the year the transfer of production in automotive coatings from solvent borne to waterborne products, which is produced in the joint venture, continued. This transfer is partly reflected in the 50% increase in profit from associates. Without this effect, EBITDA in performance coatings would have been around 8% higher than in the prior year.

Outlook

In an environment of significant uncertainty in global financial markets, the Decorative Coatings Segment will maintain its firm focus on limiting input costs and closely managing prices and margins. High fuel and electricity costs are placing an increasing burden on overall cost management, reinforcing our approach of strict expense control and continued increased productivity throughout the organisation. In line with our approach to be willing to do things differently so as to find a better way, we continue to look at new ways of improving our overall levels of productivity.

Pro-active and positive brand management remains a strategic theme for all our businesses, and in the year ahead we plan to integrate the strong Plascon brand and its sub-brands with Freeworld Coatings' corporate brand. The same holds true for the other brands. Product innovation remains a cornerstone of our strategy to build on our strong brand equity.

While we face an economic outlook of most uncertain circumstances we are very well positioned in a sector that has somewhat more robust prospects. Fixed domestic investment with particular focus on infrastructural investment will remain a significant driver in South Africa and in a number of African countries in which we have interests. In all these societies the economies are also now significantly larger than a few years ago and have reached a level where investment and disposable income can sustain larger demand despite the current pressure. We believe that this construction activity will provide good growth opportunities to Freeworld Coatings, even beyond 2010 when South Africa is scheduled to host the 2010 FIFA World Cup football tournament, in line with the South African government's stated and already budgeted fixed domestic investment programs some of which have already commenced, of more than R600 billion over the period ahead.

The business will continue to pursue suitable acquisition opportunities that fit its strategic direction.
The year ahead will be challenging but we remain optimistic that the company will continue to perform competitively.

RM Godsell AJ Lamprecht
Chairman Chief Executive Officer

Cash Dividend declaration for the year ended 30 September 2008
Cash dividend number 2
Notice is hereby given that the following dividend has been declared in respect of the year ended 30 September 2008: Number 2 (final dividend) of 10 cents per ordinary share.
In compliance with the requirements of the JSE Limited, the following dates are applicable.

Last day to trade	Friday 9 January 2009
Securities start trading ex-dividend	Monday 12 January 2009
Record date to determine who received the dividend	Friday 16 January 2009
Electronic transfer of funds or cheques posted/CSDPs and brokers credited	Monday 19 January 2009

Share certificates may not be dematerialised or rematerialised between Monday 12 January 2009 and Friday 16 January 2009 both days inclusive.
On behalf of the Board
ELA Chamberlain
Secretary
Contact Number: 0861 252 846 / (011) 208-5900
Contact College Hill
Nicholas Williams
Contact Number: (011) 447-3030/Mobile: 082 600 2192
Directors: RM?Godsell (Chairman), AJ Lamprecht (Chief Executive Officer), E Links, MM Ngoasheng, B Ngonyama,
DB Ntsebeza, NDB Orleyn, PM Surgey, DA Thomas* (Australian)
Company Secretary: ELA Chamberlain
Transfer secretaries: Link Market Services South Africa (Proprietary) Limited.

Directors` responsibilities and approval
for the year ended 30 September
The directors of Freeworld Coatings Limited ("Freeworld") have pleasure in presenting the annual financial statements for the year ended 30 September 2008.
In terms of the South African Companies Act, 1973, as amended, the directors are required to prepare annual financial statements that fairly present the state of affairs and business of the company and of the group at the end of the financial year and of the profit or loss for that year. To achieve the highest standards of financial reporting, these annual financial statements have been drawn up to comply with International Financial Reporting Standards.
The annual financial statements comprise:
- the balance sheets;
- the income statements;
- the cash flow statements;
- segmental analyses.

The reviews by the chairman, the chief executive officer, chief financial officer and the detailed segmental reviews discuss the results of operations for the year and those matters which are material for an appreciation of the state of affairs and business of the company and of the Freeworld group.
Supported by the audit committee, the directors are satisfied that the internal controls, systems and procedures in operation provide reasonable assurance that all assets are safeguarded, that transactions are properly executed and recorded, and that the possibility of material loss or misstatement is minimised. The directors have reviewed the appropriateness of the accounting policies, and concluded that estimates and judgements are prudent. They are of the opinion that the annual financial statements fairly present the state of affairs and business of the company at 30 September 2008 and of the profit for the year to that date.
In addition, the directors have also reviewed the cash flow forecast for the year to 30 September 2009 and believe that the Freeword group has adequate resources to continue in operation for the foreseeable future. Accordingly, the annual financial statements have been prepared on a going-concern basis and the external auditors concur.
The annual financial statements were approved by the board of directors and were signed on their behalf by:

RM Godsell. AJ Lamprecht
Chairman Chief Executive Officer
DA Thomas
Chief Financial Officer
Sandton
18 November 2008

Certificate by secretary
for the year ended 30 September
In terms of section 268G(d) of the South African Companies Act, 1973, as amended (the Act), I certify that Freeworld Coatings Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct

and up to date.
ELA Chamberlain
Secretary
Sandton
18 November 2008

consolidated income statement
for the year ended 30 September

		Audited 2008
	Note	R`000
CONTINUING OPERATIONS		
Revenue		2 696 744
EBITDA		464 577
Depreciation and amortisation		(67 655)
Operating profit		396 922
Finance costs		(141 808)
Income from investments		21 381
Profit before taxation		276 495
Taxation		(81 944)
Profit after taxation		194 551
Income from associates		22 359
Net profit		216 910
Attributable to:		
Minority shareholders		4 931
Freeworld Coatings Limited shareholders		211 979
		216 910
Earnings per share (basic and diluted in cents)	11	105

consolidated balance sheet
at 30 September

		Audited 2008	Restated Audited 2007
	Notes	R`000	R`000
ASSETS			
Non-current assets		3 527 594	3 399 651
Property, plant and equipment		605 184	528 769
Goodwill	6	1 898 141	1 890 208
Intangible assets	7	795 194	767 471
Investment in associates		193 009	176 864
Finance lease receivables		315	536
Long term loans and receivables		9 906	10 283
Deferred taxation assets		25 845	25 520
Current assets		985 064	848 539
Inventories		460 129	361 595
Trade and other receivables		451 723	439 758
Taxation		2 030	514
Cash and cash equivalents		71 182	46 672
Total assets		4 512 658	4 248 190
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		2 583 409	2 418 796
Other reserves		(20 579)	0
Retained income		190 119	0
Interest of shareholders of Freeworld Coatings Limited		2 752 949	2 418 796
Minority interest		23 313	20 144
Shareholder loans		-	22 187
Interest of all shareholders		2 776 262	2 461 127
Non-current liabilities		911 573	313 513
Interest-bearing liabilities	8	624 691	4 349
Deferred taxation liabilities		265 314	264 881
Provisions		21 568	21 501
Other non-interest-bearing liabilities		-	22 782
Current liabilities		824 823	1 473 550
Trade and other payables		477	466 505

416			
Provisions		7 800	6 921
Taxation		20 243	11 593
Short-term loans and bank overdrafts	8	319	988 531
364			
Total equity and liabilities		4 512 658	4 248 190

consolidated statement of changes in equity
for the year ended 30 September

	Share capital and premium R`000	Foreign currency translation reserves R`000	Net actuarial gains/ (losses) on post-retirement benefits R`000
Balance acquired at corporatisation	2 418 796	-	-
Changes in equity recognised during 2008			
Movement on foreign currency translation reserve	-	17 789	-
Net income/(loss) recognised directly in equity	-	-	-
Net actuarial gains and losses		-	843
Profit for the year	-	-	-
Total recognised income and expense for the year	-	17 789	843
New shares issued during the year	173 840	-	-
Costs written off against share premium	(9 227)	-	-
Share holder loans repaid during the year	-	-	-
Increase in fair value of hedging instruments	-	-	-
Transfer to initial carrying amount of non-financial hedged item on cash flow hedge	-	-	-
Barloworld Share Option reserve	-	-	-
Freeworld Coatings Limited SARs expense recognised in equity	-	-	-
Barloworld Limited Share Options/Rights expense recognised in equity	-	-	-
Transfer of cash-settled liability not needed to equity	-	-	-
Other reserve movements	-	-	-
Dividends on ordinary shares	-	-	-
Balance at 30 September 2008	2 583 409	17 789	843

	Cash flow hedge reserve R`000	Equity compensation reserves R`000	Total other reserves R`000	Total retained income R`000
Balance acquired at corporatisation	-	-	-	-
Changes in equity recognised during 2008				
Movement on foreign currency translation reserve	-	-	17 789	-
Net income/(loss) recognised directly in equity	-	-	-	(1 473)
Net actuarial gains and losses	-	-	843	-
Profit for the year	-	-	-	211 979
Total recognised income and expense				

for the year	-	-	18 632	210 506
New shares issued during the year	-	-	-	-
Costs written off against share premium	-	-	-	-
Share holder loans repaid during the year	-	-	-	-
Increase in fair value of hedging instruments	2 179	-	-	-
Transfer to initial carrying amount of non-financial hedged item on cash flow hedge	(2 179)	-	-	-
Barloworld Share Option reserve	-	(44 999)	(44 999)	-
Freeworld Coatings Limited SARs expense recognised in equity	-	2 784	2 784	-
Barloworld Limited Share Options/Rights expense recognised in equity	-	2 002	2 002	-
Transfer of cash-settled liability not needed to equity	-	1 002	1 002	-
Other reserve movements	-	-	-	-
Dividends on ordinary shares	-	-	-	(20 387)
Balance at 30 September 2008	-	(39 211)	(20 579)	190 119

	Attributable to Freeworld Coatings Limited share-holders	Minority interest	Share-holder loans	Interest of all share-holders
Coatings				
R`000	R`000	R`000	R`000	
Balance acquired at corporatisation	2 418 796	20 144	22 187	2 461 127
Changes in equity recognised during 2008				
Movement on foreign currency translation reserve	17 789	-	-	17 789
Net income/(loss) recognised directly in equity	(1 473)	-	-	(1 473)
Net actuarial gains and losses	843	-	-	843
Profit for the year	211 979	4 931	-	216 910
Total recognised income and expense for the year	229 138	4 931	-	234 069
New shares issued during the year	173 840	-	-	173 840
Costs written off against share premium	(9 227)	-	-	(9 227)
Share holder loans repaid during the year	-	-	(22 187)	(22 187)
Increase in fair value of hedging instruments	-	-	-	-
Transfer to initial carrying amount of non-financial hedged item on cash flow hedge	-	-	-	-
Barloworld Share Option reserve	(44 999)	-	-	(44 999)
Freeworld Coatings Limited SARs expense				

recognised in equity	2 784	-	-	2 784
Barloworld Limited Share Options/Rights expense recognised in equity	2 002	-	-	2 002
Transfer of cash-settled liability not needed to equity	1 002	-	-	1 002
Other reserve movements	-	(234)	-	(234)
Dividends on ordinary shares	(20 387)	(1 528)	-	(21 915)
Balance at 30 September 2008	2 752 949	23 313	-	2 776 262

consolidated cash flow statement
for the year ended 30 September

	Note	2008 R`000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers		2 684 779
Cash paid to employees and suppliers		(2 309 005)
Cash generated from operations		375 774
Finance costs		(107 180)
Dividends received from associates		6 215
Interest received		21 381
Taxation paid		(82 136)
Cash flow from operations		214 054
Dividends paid (including minority shareholders)		(21 915)
Cash inflow from operating activities		192 139
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on decrease in long term financial assets		3 614
Acquisition of property, plant and equipment		(125 997)
Replacement capital expenditure		(80 130)
Expansion capital expenditure		(45 867)
Acquisition of intangible assets		(48 027)
Proceeds on disposal of property, plant and equipment		4 507
Net cash used in investing activities		(165 903)
Net cash inflow before financing activities		26 236
CASH FLOWS FROM FINANCING ACTIVITIES		
Share issue costs		(9 227)
Repayment of amount due to Barloworld Capital (Pty) Ltd		(868 769)
Increase in long-term interest bearing borrowings		563 880
Increase in short-term interest-bearing liabilities		312 390
Net cash from financing activities		(1 726)
Net increase in cash and cash equivalents		24 510
Cash and cash equivalents at beginning of year		46 672
Cash and cash equivalents at end of year		71 182

segment reporting
for the year ended 30 September
For management purposes, the group is organised into two major operating divisions, namely Decorative Coatings and Performance Coatings. These divisions are the basis on which the group reports its primary segmental information.

2008	Decorative Coatings	Performance Coatings	Eliminations	Total Group
	R`000	R`000	R`000	R`000
BUSINESS SEGMENTS				
Consolidated segment revenue	1 967 704	994 796	(265 756)	2 696 744
Segment result				
Earnings before interest, tax, depreciation and amortisation (EBITDA)	321 743	148 734	(5 900)	464 577
Depreciation and amortisation	(48 065)	(19 590)		(67 655)
Operating profit	273 678	129 144	(5 900)	396 922
Finance costs				(141 808)
Income from investments				21 381
Taxation				(81 944)
Profit after tax				194 551
Income from				22 359

associates			
Attributable to minority shareholders			4 931
Attributable to Freeworld Coatings Limited shareholders			211 979
Segment balance sheet			
Segmental total assets	3 403 254	845 212	4 248 466
Segmental non interest bearing liabilities	(540 804)	(251 536)	(792 340)
Segmental net operating assets	2 862 450	593 676	3 456 126
Segmental interest bearing liabilities	(919 340)	(24 715)	(944 055)
Segmental cash and cash equivalents	54 081	17 101	71 182
Segmental net assets	1 997 191	586 092	2 583 283
Investment in associates			193 009
Net assets			2 776 292

2007	Decorative Coatings	Performance Coatings	Total Group
	R`000	R`000	R`000
Segmental total assets	3 240 919	783 734	4 024 653
Segmental non interest bearing liabilities	(649 955)	(144 227)	(794 182)
Segmental net operating assets	2 590 964	639 507	3 230 471
Segmental interest bearing liabilities	(897 347)	(95 533)	(992 880)
Segmental cash and cash equivalents	25 445	21 227	46 672
Segmental net assets	1 719 062	565 201	2 284 263
Investment in associates			176 864
Net assets			2 461 127

2008	Decorative Coatings	Performance Coatings	Total Group
	R`000	R`000	R`000
Segmental capital expenditure	104 936	21 061	125 997

Inter segment revenue is priced on an arms length basis.

GEOGRAPHICAL SEGMENTS

The group`s two segments operate mainly in Southern Africa at present and therefore a geographical split is not meaningful.

notes to the consolidated financial statements
for the year ended 30 September

1 Basis of preparation

This abridged report complies with International Accounting Standard 34 - Interim Financial Reporting as well as with Schedule 4 of the South African Companies Act and the disclosure requirements of the JSE Limited`s Listings Requirements. The abridged report has been prepared using accounting policies that comply with International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the year ended 30 September 2007, except for the adoption of those IFRS statements noted in the Accounting Policies below.

As this is the first trading year for Freeworld Coatings Ltd, no comparatives have been shown on the Income Statement and Cashflow Statement.

2 Accounting policies

The group adopted the following amended Standard and new Interpretations during the current year:

-?IFRS 7 Financial Instruments Disclosures
-?IAS 1 (Revised Presentation of Financial Statements
-?IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease
-?IFRIC Interpretation 12 Service Concession Arrangements

There are no standards that are currently in issue but not yet effective which would result in a change in accounting policy.

The impact of adopting the above was not significant.

3 Related party transactions

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there have been no significant transactions during the year with associate companies, joint ventures and other related parties.

	2008	2007
4 Supplementary balance sheet and income statement information		
Net asset value per share (cents)	1 362	1 345
Weighted average number of shares in issue (000's)		
Shares in issue at date of unbundling (28 September 2008)	181 320	181 320
Shares issued as part of the corporatisation process on 2 November 2007	13 024	-
29 November 2007	9 528	-
Weighted average number of shares in issue	201 136	181 320
Headline earnings per share (basic and diluted in cents)	106	92

5 Audit of financial statements

The financial statements for the year ended 30 September 2008 were audited by Deloitte & Touche and their unmodified audit opinion is available for inspection at Freeworld Coatings Limited's registered office.

	2008	2007 Restated Audited
	R'000	R'000
6 Goodwill		
COST		
At 1 October	1 890 208	-
Goodwill created at corporatisation, prior to unbundling by Barloworld Limited	-	1 721 356
- Deferred tax liabilities on property revaluations and brands at fair value	-	260 413
- Investments in associates at fair value	-	(91 561)
Translation differences	7 933	-
At 30 September	1 898 141	1 890 208
CARRYING AMOUNT		
At 30 September	1 898 141	1 890 208

The goodwill was created in terms of the rules around IFRS 3 and represents the difference between the market value and the carrying value of the assets and liabilities of each cash-generating unit at date of corporatisation. Adjustments were made to goodwill created at corporatisation in terms of IFRS 3 and IAS 12. These adjustments refer to the raising of deferred taxation on the property revaluations and deferred tax on brands at fair value, as well as adjusting the investment in associates to fair value. (See effect of restatements below).

R'000	Original	Adjustment	Restated
Goodwill	1 721 356	168 852	1 890 208
Deferred taxation liability	(4 468)	(260 413)	(264 881)
Investment in associates	85 303	91 561	176 864
	1 802 191	-	1 802 191

6 Goodwill continued

Goodwill has been allocated for impairment testing purposes to the following groups of cash-generating units:

	2008 R'000
Decorative segments	1 282 391
Freeworld Plascon Namibia (Pty) Limited	12 689
Freeworld Plascon Botswana (Pty) Limited	17 264
Freeworld Plascon Zambia Limited	23 608
Freeworld Plascon Malawi Limited	1 500
Freeworld Coatings SA (Pty) Limited	1 219 397
Translation differences	7 933
Performance segments	615 750
International Colour Corporation (Pty) Limited	290 500
Automotive Coatings Group	246 750
Midas Paints (Pty) Limited	46 000
Blajohn Properties Limited	32 500
Total Group	1 898 141

Goodwill is allocated to groups of cash-generating units based on the two business segments

During the current year, all significant recoverable amounts were based on value in use. A discounted cash flow valuation model as well as a Holt valuation model is applied using five year strategic plans as approved by The Board. The financial plans are the quantification of strategies derived from the use of a common strategic planning process followed across the group. The process ensures that all significant risks and sensitivities are appropriately considered and factored into strategic plans. Key assumptions are based on industry specific performance levels as well as economic indicators approved by the executive. These assumptions are generally consistent with external sources of information.

Cash flows for the terminal value beyond the explicit forecast period of five years are estimated by using economic returns (CFROI)r, asset base, growth rate and fade principles. Growth rates are aligned to the long term sustainable level of growth in the economic region in which cash-generating

units operate.
Discount rates applied to cash flow projections are based on a country or region specific real cost of capital, dependent upon the location of cash-generating segment operations. The cost of capital is adjusted for size and leverage and other known risks.

The cost of capital real rate applied as at September 2008 is:	7,85%

7 Intangible assets

	Capital-ised software 2008 R'000	Brands 2008 R'000	Trade-marks 2008 R'000	Distri-bution channels 2008 R'000	Total Intan-gible assets 2008 R'000
COST					
Balance acquired at corporatisation	18 109	686 100	10 000	73 068	787 277
Additions	805	-	47 222	-	48 027
Disposals	(953)	-	-	-	(953)
At 30 September	17 961	686 100	57 222	73 068	834 351
ACCUMULATED AMORTISATION AND IMPAIRMENT					
Balance acquired at corporatisation	13 369	-	-	6 437	19 806
Charge for the year	2 413	13 722	392	3 777	20 304
Disposals	(953)	-	-		(953)
At 30 September	14 829	13 722	392	10 214	39 157
CARRYING AMOUNT					
At 30 September	3 132	672 378	56 830	62 854	795 194

Intangible assets were acquired at corporatisation as well as during the year.
Capitalised software has a finite life of two years and is amortised on a straight-line basis.
Brands consist of the various brand names the Group is supplying consumers and commercial enterprises and includes: Plascon, Plascon Professional, Crown, Polycell, Midas and Midas Earthcote. Brands are amortised over 50 years.
Trademarks, which include Napier and Weathermaster, are amortised over 20 years.
Distribution channels are maintained to attract and keep a loyal customer base, and are amortised over periods of between 10 - 15 years.
The group has not recognised any significant intangible assets with indefinite useful lives.

	2008	Restated Audited 2007
8 Loans-long term, short term and overdraft facilities		
Interest Bearing Long Term Liabilities	624 691	4 349
Long-term loan with Nedbank, interest rate at JIBAR + 1,8%, unsecured and repayable over 7 years with year 1 and 2 having a capital holiday	624 691	-
Various other small long-term loans with First National Bank, Standard Bank and Nedbank with interest rates between 13% to 21,5% and terms ranging from 2 years to 5 years		4 349
Short term Loans and Bank Overdrafts	319 364	988 531
Short-term loan with Nedbank, interest rate at 1 month JIBAR +1,2%, unsecured and repayable on demand	268 300	-
Barloworld Capital (Pty) Ltd*	-	981 555
Current portion of long-term borrowings	42 945	3 320
Overdrafts	8 119	3 656
* Prior to unbundling and listing as Freeworld Coatings Limited the treasury function was performed by Barloworld Capital (Pty) Ltd. This "treasury" loan has been replaced by an appropriate mix of long-term and short term bank loans, coupled with an overdraft facility.		
	944 055	992 880

9 Contingent liabilities
The back to back guarantee of R50 million to Barloworld as security for our overdraft was cancelled on arranging unsecured financing through Nedbank.
In terms of the Unbundling Agreement, Freeworld Coatings has guaranteed the first A$5 million of any environmental claim made on Barloworld by the purchaser of the Australian business for a maximum period of 8 years. An

environmental insurance policy has been procured to mitigate against any losses.

		Restated Audited
	2008	2007
	R'000	R'000
10 Commitments		
Contracted	51 913	29 123
Approved but not yet contracted	24 504	14 590
	76 417	43 713
Operating lease commitments	22 346	20 892
Finance lease commitments	805	1 008
	23 151	21 900

	2008 R'000
11 Earnings per share	
Earnings per share (cents)	105
BASIC	
Weighted average number of ordinary shares (000's)	201 136
Earnings per share (cents)	105
DILUTED	
Weighted average number of ordinary shares (000's)	201 136
Earnings per share (cents)	105
The share appreciation rights are anti-dilutive as they do not result in a decrease of earnings per share.	-
Headline earnings per share	
Profit for the year from continued operations attributable to Freeworld Limited shareholders (000's)	211 979
Adjusted for the following	
- Impairment of investments (000's)	83
- Loss on disposal of plant and equipment and intangible assets (000's)	1 204
Tax effect of above (000's)	(360)
Headline earnings (000's)	212 906
Weighted number of shares in issue for the year (000's)	201 136
Headline earnings per share - (basic and diluted in cents)	106

PLASCON

International Protective Coatings

STANDOX

DU PONT

icc

CROWN

hamilton's

Earthcote

MIDAS

Acryline

SPIES HECKER

FREEWORLD COATINGS LIMITED

www.freeworldcoatings.com

In a world of sameness, there is [illegible] for the unique and the personal, the profound and the unusual.



The journey has begun

REVIEWED INTERIM RESULTS AND CASH DIVIDEND DECLARATION
for the six months ended 31 March 2008

FREEWORLD COATINGS LIMITED

With its origin dating back 118 years, Freeworld Coatings is today a leading manufacturer and marketer of decorative and performance coatings in Southern Africa. The Company markets its products internationally and is one of the world's 35 largest coatings businesses, with operations that meet the highest global standards.

Previously Barloworld Coatings and now re-established as Freeworld Coatings Limited, the Company was listed on the JSE Limited on 3 December 2007. In the five years to 2007, under the current management team, the Company almost doubled its turnover, comfortably doubled its operating margin and quadrupled its operating profit.

As our journey as a listed company progresses, we remain a freethinking company not afraid to think and act differently, never for effect but to find a better way to do things. We look to the road ahead with great excitement.

- **Record trading performance for the first 6 months**
  Turnover – R1 322 million
  Operating profit – R220 million (exceeding R200 million for the first time)
- **HEPS – 66,5 cents and dividend of 10 cents per share**
- **Successful negotiation on acquisition of environmental technologies**
- **Successful unbundling from Barloworld Ltd and listing on the JSE on 3 December 2007**
- **André Lamprecht, CEO, commented:**
  "Given the tightening economic conditions this is a strong performance for Freeworld Coatings' maiden first half".

FREEWORLD
COATINGS LIMITED

COMMENTARY

In October 2007, at the beginning of this financial year, we stated for the pre-listing statement:

"South Africa is experiencing strong economic growth and a sustained programme of infrastructure investment, which is expected to continue for the next few years. However, given the persisting levels of inflation above the SARB inflation targets and the significant rise in interest rates as well as the current outlook in that regard, Freeworld Coatings has revised its outlook for 2008 to one of rather modest growth. It will also face, in its context, significant once off costs associated with the corporatisation, unbundling, listing and necessary rebranding process."

We consider these maiden interim results to be better than consistent with this outlook in tightening economic circumstances.

FINANCIAL REVIEW

As this is our first year as a separately listed company, no strictly comparative figures are available. However, if we measure our performance against the segmental results reported for Coatings Southern Africa in the Barloworld Ltd interim results for 2007, then Freeworld Coatings' turnover for the six months, at R1 322 million, is 14% higher.

Operating profit of R220 million, representing an operating profit margin of 16,7% of sales, is up 17% on the reported result for Coatings Southern Africa in that period. Freeworld Coatings' operating profit includes a fair value adjustment on financial instruments of R26,5 million, arising from the devaluation of the Rand, as the bulk of imported raw materials were covered by favourable forward exchange contracts, and an amortisation charge of R6,9 million on the value attributed to Brands, following the corporatisation of the business in the prior financial year.

Net finance costs for the period amounted to R53 million. The taxation charge (before STC) of R41 million translates into an effective tax rate excluding STC of 24,8%, due to the corporate tax rate reducing by one percent to 28%.

These results translate into headline earnings per share of 66,5 cents.

Cash generated from operations amounted to R80 million. Net cash used in investing activities totalled R64 million, most of which was used to acquire property, plant and equipment.

Total assets employed in the business increased by 3,5% in the period to R4 397 million, with total interest-bearing borrowings at R962 million, arising principally from the Barloworld Ltd corporatisation process. This represents a total borrowings to equity ratio of 36%.

SEGMENTAL TRADING UPDATE

Decorative Coatings

This business delivered a solid performance under the current economic conditions, assisted by good expense control. Demand for the Plascon brand remains strong in spite of the slowdown in the retail sector. The trade segment's performance was buoyed by growing infrastructural spending and increased mining activity. However, margins are coming under pressure, particularly in the industrial solvent base product area, as a result of spiralling oil price increases. Growth in Africa and export sales were better than expected.

Performance Coatings

In this segment, Automotive posted satisfactory results with a solid improvement in the OEM business and a satisfactory performance in the refinish and distribution businesses. We are on track to appoint a number of additional refinish distribution outlets in the second half of the year.

Colourant Systems achieved another excellent performance improving both profits and volumes. Prospects are very positive for their environmentally compliant products which have moved beyond the development phase and have been successfully launched.

Continued growth in the Midas Earthcote franchise stores resulted in 10 new stores being added, including one in Mauritius, bringing the total to 63 stores. Midas Earthcote is the product of choice for the prestigious Ahmed Baba Institute in Timbuktu, which will house 25 000 restored ancient manuscripts. Trade sales continue to strengthen.

Our brushware and related application range shows pleasing growth in independent hardware stores.

INNOVATION

In line with our stated intention to be an innovator and a driver of environmentally friendly products and systems, we successfully negotiated the acquisition of a range of technologies to produce environmentally friendly coating removal products and wood restorers. These will be launched in South Africa in the near term and at a later stage elsewhere in the world.

OUTLOOK

Economic conditions are constrained in South Africa. High interest rates, with further rises likely, strongly rising inflation and strongly rising fuel, energy and food costs are reducing discretionary spending. The slow down in consumer spending will impact our targets in the Decorative Coatings segment. This will be offset, at least to some extent, by continued increases in public infrastructure spending. In this context the company is cautious about results for the second half, but expects to continue to do well in these increasingly challenging circumstances.

RM Godsell
Chairman

AJ Lamprecht
Chief Executive Officer

CASH DIVIDEND DECLARATION FOR THE SIX MONTHS ENDED 31 MARCH 2008

Cash dividend number 1

Notice is hereby given that the following dividend has been declared in respect of the six months ended 31 March 2008: Number 1 (interim dividend) of 10 cents per ordinary share.

Dates of importance:

Last day to trade cum dividend	Friday, 6 June 2008
First trading day ex dividend	Monday, 9 June 2008
Record date	Friday, 13 June 2008
Payment date	Tuesday, 17 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2008 and Friday, 13 June 2008, both days inclusive.

On behalf of the board

ELA Chamberlain
Secretary

Directors: RM Godsell *(Chairman)*, AJ Lamprecht *(Chief Executive Officer)*, E Links, MM Ngoasheng, B Ngonyama, DB Ntsebeza, NDB Orleyn, PM Surgey, DA Thomas* (Australian)

Company Secretary: ELA Chamberlain

Transfer secretaries: Link Market Services South Africa (Proprietary) Limited.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months ended 31 March

R'000	Notes	Reviewed 2008
Revenue		**1 322 178**
Earnings before interest, taxation, depreciation and amortisation		**225 690**
Depreciation		(22 021)
Amortisation		(9 950)
Operating profit before fair value adjustments		193 719
Fair value adjustments on financial instruments		26 527
Operating profit		**220 246**
Finance costs		(57 971)
Income from investments		4 251
Profit before taxation		**166 526**
Taxation		(41 289)
Secondary taxation on companies		(296)
Profit after taxation		**124 941**
Income from associates and joint ventures		8 436
Net profit		**133 377**
Attributable to:		
Equity holders of the parent		131 612
Minority shareholders		1 765
		133 377
Earnings per share (cents)		
– basic	10	66,3
– diluted		66,3

CONDENSED CONSOLIDATED BALANCE SHEET

as at 31 March

R'000	Notes	Reviewed March 2008	Restated Audited September 2007
ASSETS			
Non-current assets		**3 454 080**	3 399 651
Property, plant and equipment		573 201	528 769
Goodwill	2	1 890 208	1 890 208
Intangible assets	4	757 689	767 471
Investment in associates and joint ventures		185 139	176 864
Finance lease receivables		1 025	536
Long-term financial assets		23 635	10 283
Deferred taxation assets		23 183	25 520
Current assets		**942 461**	848 539
Inventories		435 985	361 595
Trade and other receivables		456 915	439 758
Taxation		166	514
Cash and cash equivalents		49 395	46 672
Total assets		**4 396 541**	4 248 190
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		2 584 785	2 418 796
Other reserves		(32 676)	–
Retained income		131 612	–
Equity holders of the parent		**2 683 721**	2 418 796
Minority interest		20 380	20 144
Shareholder loans		–	22 187
Total equity		**2 704 101**	2 461 127
Non-current liabilities		**947 311**	313 513
Interest-bearing liabilities	5	645 633	4 349
Deferred taxation liabilities		257 762	264 881
Provisions		23 436	21 501
Other non-interest-bearing liabilities		20 480	22 782
Current liabilities		**745 129**	1 473 550
Trade and other payables		398 283	466 505
Provisions		5 052	6 921
Taxation		25 647	11 593
Amounts due to bankers and short-term loans	5	316 147	6 976
Amounts due to Barloworld Capital (Pty) Ltd	5	–	981 555
Total equity and liabilities		**4 396 541**	4 248 190

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 31 March

R'000	Reviewed 2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Operating cash flows before movements in working capital	239 452
Increase in working capital	(159 768)
Cash generated from operations	79 684
Finance costs	(27 130)
Realised fair value adjustments on financial instruments	6 268
Dividends received from associates	66
Interest received	4 251
Taxation paid	(37 083)
Cash flow from operations	26 056
Dividends paid (including minority shareholders)	(1 529)
Cash generated from operating activities	24 527
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of intangible assets	(168)
Acquisition of long-term financial assets	(4 149)
Acquisition of other property, plant and equipment	(62 808)
Replacement capital expenditure	(37 645)
Expansion capital expenditure	(25 163)
Proceeds on disposal of property, plant and equipment	3 344
Net cash used in investing activities	(63 781)
Net cash outflow before financing activities	(39 254)
CASH FLOWS FROM FINANCING ACTIVITIES	
Costs on share issue	(7 852)
Repayment of amount due to Barloworld Capital (Pty) Ltd	(869 785)
Increase in long-term interest-bearing liabilities	610 443
Increase in short-term interest-bearing liabilities	309 171
Net cash inflow from financing activities	41 977
Net increase in cash and cash equivalents	2 723
Cash and cash equivalents at beginning of period	46 672
Cash and cash equivalents at end of period	49 395

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 31 March

R'000	Share capital and premium	Other reserves	Retained income	Equity holders of the parent	Minority interest	Equity loan	Total equity
Balance at 1 October 2007	2 418 796			2 418 796	20 144	22 187	2 461 127
Changes in equity recognised during 2008							
Movement on foreign currency translation reserve		11 934		11 934			11 934
Movement in shareholder loans				0		(22 187)	(22 187)
Listing costs written off against share premium	(7 852)			(7 852)			(7 852)
Current share incentive scheme		(45 000)		(45 000)			(45 000)
Other reserve movements		(24)		(24)			(24)
Net income/(loss) recognised directly in equity	2 410 944	(33 090)	–	2 377 854	20 144	–	2 397 998
Profit for the period			131 612	131 612	1 765		133 377
Total recognised income and expense for the period	2 410 944	(33 090)	131 612	2 509 466	21 909	–	2 531 375
Dividends on ordinary shares				0	(1 529)		(1 529)
Unbundling restructuring issue of shares	173 841			173 841			173 841
Share options in current period		414		414			414
Balance at 31 March 2008	2 584 785	(32 676)	131 612	2 683 721	20 380	–	2 704 101

SALIENT FEATURES

for the six months ended 31 March

R'000	2008
Number of ordinary shares in issue	203 872
Net asset value per share including investments at fair value (cents)	1 326
Total borrowings to total shareholders' funds (%)*	36
Interest cover (times)	3,8
Return on net operating assets (%)**	12,2
Return on ordinary shareholders' funds (excluding exceptional items) (%)	9,9

* *Total borrowings represents interest bearing loans*
** *Net operating assets excludes cash and interest bearing liabilities*

SEGMENTAL SUMMARY

R'000 Revenue	External revenue	Inter-segment	Total
Decorative Coatings	921 265	27 137	948 402
Performance Coatings	400 913	82 729	483 642
Total of all segments			**1 432 044**
Eliminations			(109 866)
Consolidated revenue			**1 322 178**

Segment result	Operating profit	Fair value adjustments	Operating profit incl. fair value adjustments	Share of associates	Segment results including associate income
Decorative Coatings	129 044	24 876	153 920	–	153 920
Performance Coatings	66 981	1 651	68 632	8 436	77 068
Total of all segments					**230 988**
Eliminations					(2 306)
Total Group					**228 682**
Finance costs					(57 971)
Income from investments					4 251
Taxation					(41 585)
Net profit					**133 377**

Total assets	Mar 2008	Sep 2007
Decorative Coatings	3 535 619	3 372 889
Performance Coatings	860 922	875 301
Total Group	**4 396 541**	**4 248 190**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 March

1 Basis of preparation

This abridged report complies with International Accounting Standard 34 – Interim Financial Reporting as well as with Schedule 4 of the South African Companies Act and the disclosure requirements of the JSE Limited's Listings Requirements. The abridged report has been prepared using accounting policies that comply with International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the year ended 30 September 2007, except for the adoption of IFRS 7 Financial Instruments: Disclosures. This is a disclosure standard which has no impact on recognition, measurement and presentation of financial instruments and consequently has no impact on profit or loss or equity for the period.

As this is the first trading period for Freeworld Coatings, no comparatives have been shown on the Income Statement and Cashflow Statement.

2 Goodwill

R'000	Reviewed 2008	Restated Audited 2007
COST		
At 1 October	1 890 208	30 981
Goodwill created at corporatisation, prior to unbundling by Barloworld Ltd	–	1 690 375
Adjustments to goodwill created at corporatisation in terms of IFRS 3 and IAS 12		
– Deferred tax liabilities on property revaluations and brands at fair value	–	260 413
– Investments in associates at fair value	–	(91 561)
At 31 March	1 890 208	1 890 208
CARRYING AMOUNT		
At 31 March	1 890 208	1 890 208

The goodwill was created in term of the rules around IFRS 3 and represents the difference between the market value and the carrying value of the assets and liabilities of each cash generating unit at date of corporatisation. Further information around the creation of goodwill is available in the notes to the historical financial information in the pre listing statement.

Impairment tests using the HOLT VALUAD methodology are performed at each cash generating unit, based on the management approved strategic plans, and no impairments have been indicated.

3 Effects of restatement

R'000	Original	Adjustment	Restated
Goodwill	1 721 356	168 852	1 890 208
Deferred taxation liability	(4 468)	(260 413)	(264 881)
Investment in associates	85 303	91 561	176 864
	1 802 191	**0**	**1 802 191**

Adjustments were made to goodwill created at corporatisation in terms of IFRS 3 and IAS 12. These adjustments refer to the raising of deferred tax on the property revaluations and deferred tax on brands at fair value, as well as adjusting the investment in associates to fair value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONT

for the six months ended 31 March

4 Intangible assets

R'000	Total	Product trademarks	Company brands	Other software	Distribution channel
Cost at 1 October 2007	767 471	38 857	686 100	4 740	37 774
Other additions	168	–	–	168	–
Amortisation for the year	(9 950)	(824)	(6 861)	(1 204)	(1 061)
Carrying amount	**757 689**	**38 033**	**679 239**	**3 704**	**36 713**
Weighted average remaining useful lives (in years)		31,2	49,5	1,6	12,7

5 Loans – long-term, short-term and overdraft facilities

R'000	Reviewed 2008	Restated Audited 2007
Long-term loan	645 633	4 389
Long-term loan with Nedbank, interest rate at JIBAR + 1,8%, unsecured and repayable over 7 years with year 1 and 2 having a capital holiday	630 841	0
Various other small long-term loans with First National Bank, Standard Bank and Nedbank with interest rates between 13% to 21,5% and terms ranging from 2 years to 5 years	14 792	4 389
Amounts due to bankers and short-term loans	316 147	6 976
Short-term loan		
Short-term loan with Nedbank, interest rate at 1 month JIBAR +1,2%, unsecured and repayable on demand	306 300	0
Current portion of long-term borrowings	–	3 320
Overdrafts	9 847	3 656
Previously the treasury function was performed by Barloworld Capital (Pty) Ltd. Post corporatisation, as indicated in the Pro Forma Financial Information in the Pre Listing Statements, this was taken over by Freeworld Coatings and an appropriate mix of overdraft facility, short-term loans and long-term loans was set up and the intercompany balance with Barloworld Capital (Pty) Ltd repaid.	–	981 555
	961 780	992 920

6 Contingent liabilities

The back to back guarantee of R50 million to Barloworld Ltd as security for our overdraft was cancelled on arranging unsecured financing through Nedbank.

In terms of the Unbundling Agreement, Freeworld Coatings has guaranteed the first A$5 million of any environmental claim made on Barloworld Ltd by the purchaser of the Australian business for a maximum period of 8 years. An environmental insurance policy is in place in this regard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONT

7 Commitments

R'000	Reviewed 2008	Restated Audited 2007
Contracted	14 257	29 123
Approved but not yet contracted	9 502	14 590
	23 759	43 713
Operating lease commitments	25 959	20 892
Finance lease commitments	868	1 008

8 Accounting policies

Except for IFRS 7 Financial Instruments: Disclosures and IAS 1 (Revised): Presentation of Financial Statements, of which more detail will be given in the year end financial statements, all IFRS statements have been adopted. There are no standards that are currently in issue but not yet effective which would result in a change in accounting policy.

The impact of adopting the above was not significant.

9 Related party transactions

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there have been no significant transactions during the year with associate companies, joint ventures and other related parties.

10 Earnings per share and headline earnings per share

R'000	2008
Reconciliation of net profit to headline earnings	
Net profit attributable to equity holders of the parent	131 612
Impairment of investment in associates	83
Loss on sale of plant and equipment (excluding rental assets) and intangible assets	540
Tax effect of above	(151)
Headline earnings	**132 084**
Weighted average number of ordinary shares in issue during the year ('000)	
– basic	198 399
– diluted	198 399
Headline earnings per share (cents)	
– basic	66,5
– diluted	66,5

11 Post Balance Sheet events

Subsequent to the six months ended 31 March 2008 the following material event has occurred:

Freeworld Coatings announced on the 20 March 2008 that it has agreed to buy the worldwide rights outside of North America (Canada, USA and Mexico) to the intellectual property of Napier Environmental Technologies Inc. ("Napier"), a provider of coating removal and wood restoration products using environmentally advanced technology. The agreed purchase price is CAN$5,25 million cash. As there is a condition precedent in the agreement to obtain South African Reserve Bank approval, this acquisition has been excluded from the interim results.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONT

12 Restated 2007 historical information and pro forma financial information adjustments

The historical financial information, as disclosed in the pre-listing statement ("PLS") dated 8 November 2007, has been adjusted to reflect the investment in associates at fair value and to raise a deferred tax liability on the value attributed to the brands and the property revaluations. The pro forma financial information has also been adjusted to account for the above changes, as well as the omission of corporatisation costs being the amortisation of the Plascon Brand over 50 years.

12.1 Omission of corporatisation costs

a. Due to an initial interpretation error by all parties involved in the unbundling process by Barloworld Ltd on the definition of corporatisation costs to be included in the pro forma financial information, the annual effect of amortising the newly created Plascon Brand of R686 million over its stated useful life of 50 years was not included in the pro forma financial information.
The impact of this omission is shown below:

Measurement	Per PLS	Adjusted	% change
Earnings per share [cents]	99	94	(5,05)
Headline earnings per share [cents]	97	92	(5,15)

12.2 Corrections in terms of IFRS 3

a. Due to a delay in Barloworld Ltd obtaining assignment consents from the associates during the corporatisation process by it, the associates could not be transferred at the time. This meant that the carrying values remained at their equity accounted value with a note indicating the directors' valuation in the historical financial information. It should have been shown at fair value is a movement from goodwill [intangible assets] to investments in associates [tangible assets] of R91 million.

b. During the preparation and review of the Interim Results we have obtained a further interpretation in terms of IFRS 3 read in conjunction with IAS 12 , that a deferred tax liability was required to have been raised by Barloworld as part of the corporatisation process as a result of there being temporary tax differences on the property revaluations and the brands sold at market value in September 2007. The result of creating these deferred tax liabilities is a debit of R260 million to goodwill and a credit of R260 million to deferred tax liability. As R199 million of this deferred tax liability relates to the brands (an intangible asset), only R61 million thereof is a reduction of the tangible assets.

c. The net effect of these adjustments above is that whilst there is a reduction of R30 million in net intangible assets, there is a concomitant increase of R30 million in net tangible assets. As a result the net asset value of the business remains unchanged as reflected in the tables below.

R millions	Net intangible assets	Net tangible assets	Net assets
Goodwill	(91)		(91)
Investment in associates		91	91
Goodwill	260		260
Deferred tax	(199)	(61)	(260)
Net effect	(30)	30	0

Measurement	Per PLS	Adjusted	% change
Net asset value per share [cents]	1,223	1,223	Nil
Net tangible asset value per share [cents]	2	17	750

12.3 The restated pro forma financial information, and the Reporting Accountant's Report, will be open for inspection at our registered offices during normal working hours for a period of 10 working days from the date of this Press and SENS announcement.

13 Approval and review of the interim financial statements

The interim financial statements for the six months ended 31 March 2008 were reviewed by Deloitte & Touche and their unmodified review opinion is available for inspection at Freeworld Coatings Limited's registered office.

STUDIO

Freeworld Coatings Limited (formerly Aletris Investment Holdings No. 1 Limited)
(Incorporated in the Republic of South Africa) (Registration number 2007/021624/06)
Share code: FWD ISIN: ZAE000109450 ("Freeworld Coatings" or "the Company")

The registered office of Freeworld Coatings
180 Katherine Street, Sandton, 2196 (PO Box 1227, Johannesburg, 2000)

In a world of sameness, there is a great yearning for the unique and the personal, the profound and the unusual.



The journey has begun

Presentation

REVIEWED INTERIM RESULTS
for the six months ended 31 March 2008

FREEWORLD
COATINGS LIMITED

FREEWORLD

COATINGS LIMITED

REVIEWED INTERIM RESULTS

PRESENTATION MAY 2008

EVOLUTION

- With its origin dating back 118 years, Freeworld Coatings is today a leading manufacturer and marketer of decorative and performance coatings in Southern Africa
- The company markets its products internationally and is one of the world's 35 largest coatings businesses, with operations that meet the highest global standards
- Previously Barloworld Coatings and now re-established as Freeworld Coatings Limited, the company was listed on the JSE Limited on 3 December 2007
- In the five years to 2007, under the current management team, the company almost doubled its turnover, comfortably doubled its operating margin and quadrupled operating profit
- As our journey as a listed company progresses, we remain a freethinking company not afraid to think and act differently, never for effect but to find a better way to do things
- We look to the road ahead with great excitement

FREEWORLD
COATINGS LIMITED

HIGHLIGHTS

- Record trading performance for the first 6 months

▪ Turnover	R1 322m
▪ Operating profit	R 220m
▪ HEPS	66.5 cents
▪ Dividend per share	10.0 cents

- Successful negotiation on acquisition of environmental technologies

- Successful unbundling from Barloworld and listing on the JSE on 3 December 2007



The journey has begun

FREEWORLD COATINGS LIMITED

TRACK RECORD

Turnover increases from R1,288m to R2,347m

Operating margin increases from 7.2% to 16.3%

Operating profit increases from R92.1m to R383m

31st largest in the world



Turnover
R'000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
2002
2003
2004
2005
2006
2007



Operating Profit
R'000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
2002
2003
2004
2005
2006
2007

Vision

To be

World Class
Commercially Sensible
and
Socially Responsible
Multinational Coatings Organisation

Ethos

Vision

- World-class
- Commercially sensible and socially responsible coatings multinational
- Present in selected geographies with superior growth
- Returns in excess of cost of capital on a sustainable basis

Philosophy

- Value-based management
- Committed to do business in an environmentally responsible manner
- Committed to a non-racial democratic society and reflect in our conduct, wherever we are present that human progress and commercial success can be reciprocal

Business proposition

- Offer protective products and solutions
- Create attractive décor for a better living environment
- Add considerably more economic value than product cost
- Continued R&D investment

New identity

- Emphasis on the chosen approach to business
- Commitment to being a citizen of the world
- Operate in a profitable and sustainable, yet socially responsible manner

FREEWORLD COATINGS LIMITED

BUSINESS OVERVIEW

New identity



FREEWORLD
COATINGS LIMITED
FREEWORLD
COATINGS LIMITED
FINANCIAL OVERVIEW AND ANALYSIS 2008
GROWING BIGGER. MAKING BETTER.
FREEWORLD
FREEWORLD
COATINGS LIMITED

BUSINESS OVERVIEW

Market leader

- Freeworld Coatings is a leader in the manufacture of decorative, automotive and industrial coatings in all Southern African territories
- The Company is capable of providing full systems solutions and approaches across sectors ranging from architectural coatings to performance coatings and related products

Southern African footprint

- Freeworld Coatings has factories in Durban, Port Elizabeth, Cape Town and Johannesburg and operations in Botswana, Malawi, Namibia, Swaziland and Zambia
- Products are marketed and sold throughout these countries and other sub-Saharan African countries
- Also present in China and Australia and exports to a number of countries

Advanced technology

- Freeworld Coatings is well-positioned in terms of experience, product offering and access to leading edge technology, which will enable the group to further grow and successfully expand its presence in chosen markets and geographical locations

BUSINESS OVERVIEW

Intangible assets

- Driven mainly by market shares, brand image and quality, positioning, intellectual technology and know how
- Will increasingly become the character of the business, not commoditisation

Established player

- Internationally Freeworld Coatings is regarded as a world-class player and is currently the 31st largest coatings company in the world
- Freeworld Coatings has achieved top quintile returns (in comparison to its global peer group)

Experienced management

- The Freeworld Coatings management team has largely been in place since 2003 and has an established track record and a strong base of experience
- This is reflected by achieving top quintile returns and successfully executing several transactions and integrating strategic acquisitions into the business

HIGHLIGHTS

↑ 14% Revenue R1 322m

↑ 17% Operating profit R220m

HEPS of 66.5 cents per share

Interim dividend of 10 cents

FREEWORLD COATINGS LIMITED

FINANCIAL REVIEW



INCOME STATEMENT HIGHLIGHTS

R millions	1 H 08	1 H 07*	% chg
Revenue	**1 322**	**1 158**	**14%**
EBITDA	226		
Depreciation & amortisation	(32)		
FV adjustments on financial instruments	26		
Operating profit	**220**	**188**	**17%**
Finance costs (net)	(54)		
Taxation	(41)		
Income from associates	8		
Net profit	**132.7**		
Headline Earnings per share (cents)	**66.5**		

* Barlow orld Limited - Segmental result for Coatings Southern Africa

BALANCE SHEET HIGHLIGHTS

	1 H 08	Proforma Sept 07	%
Non-current assets	3 455	3 399	1.6
Tangible assets	807	741	8.9
Intangibles	2 648	2 658	-0.4
Current assets	942	849	11.0
Total Assets	**4 397**	**4 248**	**3.5**
Shareholders interest	2 704	2 461	9.9
Borrowings	962	993	-3.1
Other liabilities	731	794	-7.9
Total Equity and Liabilities	**4 397**	**4 248**	**3.5%**

CASH FLOW HIGHLIGHTS

Operating Cash Flows before WC movements	240m
Increase in working capital	(160m)
Cash generated by operating activities	**R80m**
Acquisition of Property, plant & equipment	**R63m**
Net cash outflow before financing activities	**R40m**
Cash and Cash Equivalents	**R49m**

SEGMENTAL RESULTS



FREEWORLD
COATINGS LIMITED

SEGMENTAL RESULTS

	Decorative Coatings	Performance Coatings	Total
Turnover (to third parties)	921	401	1,322
Operating Profit	153	67	220
Net Operating Assets	3,040	576	3,616
Return on Net Operating Assets	10.1%	23.1%	12.2%

FREEWORLD COATINGS LIMITED

SEGMENTAL RESULTS



Turnover R1 322 million
30%
70%
Decorative Coatings
Performance Coatings



Operating Profit R220 million
30%
70%
Decorative Coatings
Performance Coatings

Local market share

Top 5 decorative players in the local market


FREEWORLD COATINGS
32%
DULUX
MEDAL
10%
PROMINENT
PAINT & LADDER
OTHER

Top 5 automotive players in the local market


FREEWORLD COATINGS
31%
CHEMSPEC
AECI COATINGS
10%
BASF
PAINTCHEM
OTHER

Source: SAPMA extrapolated by Freeworld Coatings

SEGMENTAL CONTEXT - Decorative

- DÉCOR effect
- Economic Value Add
- System solution approach
- Retail split
- Structural changes in residential market


PLASCON
Living


"WHERE THERE'S A WALL, THERE'S A WAY."
"WHERE THERE'S A WALL, THERE'S A WAY."

PLASCON Bristol CROWN BUFFALO

Market drivers

Residential plans approved (SQM) annual change vs Prime lending rate


27.5
25
22.5
20
17.5
15
12.5
10
40
30
20
10
0
-10
-20
-30
95
96
97
98
99
00
01
02
03
04
05
06
07
Prime lending rate
Residential BPP

SEGMENTAL CONTEXT - Performance

- Not as dependent on consumer cycle / interest rate
- Increased distribution outlets
  - MidasEarthcote franchise stores
  - Refinish distributors
- Automotive Refinish segment
  - recession proof (car park continues to increase)
  - relative contribution
- Colourant business well positioned with environmentally friendly technology


Earthcote

FREEWORLD
COATINGS LIMITED

TIMBUKTU


In the mix
MIDAS Earthcote
RESHAPING
AFRICA'S
HISTORY

FREEWORLD
COATINGS LIMITED





Guidelines

- Returns in excess of cost of capital
- Market leadership
- Superior growth available in either geography or segment
- Unique technologies e.g. Napier
- Niche / complementary products and segments
  - another range to be launched soon
- Opportunities of scale constraint in SA
- Focus on opportunities in Europe, Asia and developing countries

Core Technologies

- Highly effective surface preparation agents designed to:
  - restore wood to its original finish
  - remove coatings from virtually any substrate
  - prepare surfaces prior to new coating applications

- Water-based technology is environmentally superior to traditional chemical formulations

- Core technologies are recognized and validated by leading multi-national paint companies

Fits perfectly with Freeworld positioning of being innovative, environmentally friendly and doing things differently







OUTLOOK

- Economic conditions constrained
- Slowdown in consumer spending
- Offset by continued increased public infrastructure spending
- Cautious about second half
- Expect to continue to do well

FREEWORLD COATINGS LIMITED



Thank you

PLASCON

International
Protective Coatings

STANDOX

DU PONT

icc

CROWN

hamilton's

Earthcote

MIDAS

Acrylinc

SPIES HECKER



www.freeworldcoatings.com

FREEWORLD COATINGS LIMITED

www.freeworldcoatings.com

The journey has begun

REVIEWED INTERIM RESULTS ANNOUNCEMENT AND CASH DIVIDEND DECLARATION
for the six months ended 31 March 2008

- Record trading performance for the first 6 months
  Turnover - R1 322 million
  Operating profit - R220 million
  (exceeding R200 million for the first time)
- HEPS - 66,5 cents and dividend of 10 cents per share
- Successful negotiation on acquisition of environmental technologies
- Successful unbundling from Barloworld Ltd and listing on the JSE on 3 December 2007
- André Lamprecht, CEO, commented: "Given the tightening economic conditions this is a strong performance for Freeworld Coatings' maiden first half".

With its origin dating back 118 years, Freeworld Coatings is today a leading manufacturer and marketer of decorative and performance coatings in Southern Africa. The Company markets its products internationally and is one of the world's 35 largest coatings businesses, with operations that meet the highest global standards.

Previously Barloworld Coatings and now re-established as Freeworld Coatings Limited, the Company was listed on the JSE Limited on 3 December 2007. In the five years to 2007, under the current management team, the Company almost doubled its turnover, comfortably doubled its operating margin and quadrupled its operating profit.

As our journey as a listed company progresses, we remain a freethinking company not afraid to think and act differently, never for effect but to find a better way to do things. We look to the road ahead with great excitement.

COMMENTARY

In October 2007, at the beginning of this financial year, we stated for the pre-listing statement:

"South Africa is experiencing strong economic growth and a sustained programme of infrastructure investment, which is expected to continue for the next few years. However, given the persisting levels of inflation above the SARB inflation targets and the significant rise in interest rates as well as the current outlook in that regard, Freeworld Coatings has revised its outlook for 2008 to one of rather modest growth. It will also face, in its context, significant once off costs associated with the corporatisation, unbundling, listing and necessary rebranding process."

We consider these maiden interim results to be better than consistent with this outlook in tightening economic circumstances.

Financial Review
As this is our first year as a separately listed company, no strictly comparative figures are available. However, if we measure our performance against the segmental results reported for Coatings Southern Africa in the Barloworld Ltd interim results for 2007, then Freeworld Coatings' turnover for the six months, at R1 322 million, is 14% higher.

Operating profit of R220 million, representing an operating profit margin of 16,7% of sales, is up 17% on the reported result for Coatings Southern Africa in that period. Freeworld Coatings' operating profit includes a fair value adjustment on financial instruments of R26,5 million, arising from the devaluation of the Rand, as the bulk of imported raw materials were covered by favourable forward exchange contracts, and an amortisation charge of R6,9 million on the value attributed to Brands, following the corporatisation of the business in the prior financial year.

Net finance costs for the period amounted to R53 million. The taxation charge (before STC) of R41 million translates into an effective tax rate excluding STC of 24,8%, due to the corporate tax rate reducing by one percent to 28%.

These results translate into headline earnings per share of 66,5 cents.

Cash generated from operations amounted to R80 million. Net cash used in investing activities totalled R64 million, most of which was used to acquire property, plant and equipment.

Total assets employed in the business increased by 3,5% in the period to R4 397 million, with total interest-bearing borrowings at R962 million, arising principally from the Barloworld Ltd corporatisation process. This represents a total borrowings to equity ratio of 36%.

SEGMENTAL TRADING UPDATE

Decorative Coatings
This business delivered a solid performance under the current economic conditions, assisted by good expense control. Demand for the Plascon brand remains strong in spite of the slowdown in the retail sector. The trade segment's performance was buoyed by growing infrastructural spending and increased mining activity. However, margins are coming under pressure, particularly in the industrial solvent base product area, as a result of spiralling oil price increases. Growth in Africa and export sales were better than expected.

Performance Coatings
In this segment, Automotive posted satisfactory results with a solid improvement in the OEM business and a satisfactory performance in the refinish and distribution businesses. We are on track to appoint a number of additional refinish distribution outlets in the second half of the year.

Colourant Systems achieved another excellent performance improving both profits and volumes. Prospects are very positive for their environmentally compliant products which have moved beyond the development phase and have been successfully launched.

Continued growth in the Midas Earthcote franchise stores resulted in 10 new stores being added, including one in Mauritius, bringing the total to 63 stores. Midas Earthcote is the product of choice for the prestigious Ahmed Baba Institute in Timbuktu, which will house 25 000 restored ancient manuscripts. Trade sales continue to strengthen.

Our brushware and related application range shows pleasing growth in independent hardware stores.

INNOVATION

In line with our stated intention to be an innovator and a driver of environmentally friendly products and systems, we successfully negotiated the acquisition of a range of technologies to produce environmentally friendly coating removal products and wood restorers. These will be launched in South Africa in the near term and at a later stage elsewhere in the world.

OUTLOOK

Economic conditions are constrained in South Africa. High interest rates, with further rises likely, strongly rising inflation and strongly rising fuel, energy and food costs are reducing discretionary spending. The slow down in consumer spending will impact our targets in the Decorative Coatings segment. This will be offset, at least to some extent, by continued increases in public infrastructure spending. In this context the Company is cautious about results for the second half, but expects to continue to do well in these increasingly challenging circumstances.

RM Godsell	AJ Lamprecht
Chairman	Chief Executive Officer

CASH DIVIDEND DECLARATION FOR THE SIX MONTHS ENDED 31 MARCH 2008
Cash dividend number 1
Notice is hereby given that the following dividend has been declared in respect of the six months ended 31 March 2008:
Number 1 (interim dividend) of 10 cents per ordinary share.

Dates of importance:

Last day to trade cum dividend	Friday, 6 June 2008
First trading day ex dividend	Monday, 9 June 2008
Record date	Friday, 13 June 2008
Payment date	Tuesday, 17 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 9 June 2008 and Friday, 13 June 2008, both days inclusive.

On behalf of the board
ELA Chamberlain
Secretary

Directors: RM Godsell (Chairman), AJ Lamprecht (Chief Executive Officer), E Links, MM Ngoasheng, B Ngonyama, DB Ntsebeza, NDB Orleyn, PM Surgey, DA Thomas* (Australian)

Company Secretary: ELA Chamberlain

Transfer secretaries: Link Market Services South Africa (Proprietary) Limited.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the six months ended 31 March

R'000	Notes	Reviewed 2008
Revenue		1 322 178
Earnings before interest, taxation, depreciation and amortisation		225 690
Depreciation		(22 021)
Amortisation		(9 950)
Operating profit before fair value adjustments		193 719
Fair value adjustments on financial instruments		26 527
Operating profit		220 246
Finance costs		(57 971)
Income from investments		4 251
Profit before taxation		166 526
Taxation		(41 289)
Secondary taxation on companies		(296)
Profit after taxation		124 941
Income from associates and joint ventures		8 436
Net profit		133 377
Attributable to:		
Equity holders of the parent		131 612
Minority shareholder		1 765
		133 377
Earnings per share (cents)		
- basic	10	66,3
- diluted		66,3

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 31 March

R'000	Reviewed 2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Operating cash flows before movements in working capital	239 452
Increase in working capital	(159 768)
Cash generated from operations	79 684
Finance costs	(27 130)
Realised fair value adjustments on financial instruments	6 268
Dividends received from associates	66
Interest received	4 251
Taxation paid	(37 083)
Cash flow from operations	26 056
Dividends paid (including minority shareholders)	(1 529)
Cash generated from operating activities	24 527
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of intangible assets	(168)
Acquisition of long-term financial assets	(4 149)
Acquisition of other property, plant and equipment	(62 808)
Replacement capital expenditure	(37 645)
Expansion capital expenditure	(25 163)
Proceeds on disposal of property, plant and equipment	3 344
Net cash used in investing activities	(63 781)
Net cash outflow before financing activities	(39 254)
CASH FLOWS FROM FINANCING ACTIVITIES	
Costs on share issue	(7 852)
Repayment of amount due to Barloworld Capital (Pty) Ltd	(869 785)
Increase in long-term interest-bearing liabilities	610 443
Increase in short-term interest-bearing liabilities	309 171
Net cash inflow from financing activities	41 977
Net increase in cash and cash equivalents	2 723
Cash and cash equivalents at beginning of period	46 672
Cash and cash equivalents at end of period	49 395

SALIENT FEATURES

for the six months ended 31 March

R'000	2008
Number of ordinary shares in issue	203 872
Net asset value per share including investments at fair value (cents)	1 326
Total borrowings to total shareholders' funds (%)*	36
Interest cover (times)	3,8
Return on net operating assets (%)**	12,2
Return on ordinary shareholders' funds (excluding exceptional items) (%)	9,9

* Total borrowings represents interest bearing loans

** Net operating assets excludes cash and interest bearing liabilities

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 March

R'000	Notes	Reviewed March 2008	Restated Audited September 2007
ASSETS			
Non-current assets		3 454 080	3 399 651
Property, plant and equipment		573 201	528 769
Goodwill	2	1 890 208	1 890 208
Intangible assets	4	757 689	767 471
Investment in associates and joint ventures		185 139	176 864
Finance lease receivables		1 025	536
Long-term financial assets		23 635	10 283
Deferred taxation assets		23 183	25 520
Current assets		942 461	848 539
Inventories		435 985	361 595
Trade and other receivables		456 915	439 758
Taxation		166	514
Cash and cash equivalents		49 395	46 672
Total assets		4 396 541	4 248 190
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium		2 584 785	2 418 796
Other reserves		(32 676)	-
Retained income		131 612	-
Equity holders of the parent		2 683 721	2 418 796
Minority interest		20 380	20 144
Shareholder loans		-	22 187
Total equity		2 704 101	2 461 127
Non-current liabilities		947 311	313 513
Interest-bearing liabilities	5	645 633	4 349
Deferred taxation liabilities		257 762	264 881
Provisions		23 436	21 501
Other non-interest-bearing liabilities		20 480	22 782
Current liabilities		745 129	1 473 550
Trade and other payables		398 283	466 505
Provisions		5 052	6 921
Taxation		25 647	11 593
Amounts due to bankers and short-term loans	5	316 147	6 976
Amounts due to Barloworld Capital (Pty) Ltd	5	-	981 555
Total equity and liabilities		4 396 541	4 248 190

SEGMENTAL SUMMARY

R'000 Revenue	External revenue	Inter-segment	Total
Decorative Coatings	921 265	27 137	948 402
Performance Coatings	400 913	82 729	483 642
Total of all segments			1 432 044
Eliminations			(109 866)
Consolidated revenue			1 322 178

Segment result	Operating profit	Fair value adjustments	Operating profit incl. fair value adjustments	Share of associates	Segment results including associate income
Decorative Coatings	129 044	24 876	153 920	-	153 920
Performance Coatings	66 981	1 651	68 632	8 436	77 068
Total of all segments					230 988
Eliminations					(2 306)
Total Group					228 682
Finance costs					(57 971)
Income from investments					4 251
Taxation					(41 585)
Net profit					133 377

Total assets	Mar 2008	Sep 2007
Decorative Coatings	3 535 619	3 372 889
Performance Coatings	860 922	875 301
Total Group	4 396 541	4 248 190

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 31 March

R'000	Share capital and premium	Other reserves	Retained income
Balance at 1 October 2007	2 418 796		
Changes in equity recognised during 2008			
Movement on foreign currency translation reserve		11 934	
Movement in shareholder loans			
Listing costs written off against share premium	(7 852)		
Current share incentive scheme		(45 000)	
Other reserve movements		(24)	
Net income/(loss) recognised directly in equity	2 410 944	(33 090)	-
Profit for the period			131 612
Total recognised income and expense for the period	2 410 944	(33 090)	131 612
Dividends on ordinary shares			
Unbundling restructuring issue of shares	173 841		
Share options in current period		414	
Balance at 31 March 2008	2 584 785	(32 676)	131 612

R'000	Equity holders of the parent	Minority interest	Equity loan	Total equity
Balance at 1 October 2007	2 418 796	20 144	22 187	2 461 127
Changes in equity recognised during 2008				
Movement on foreign currency translation reserve	11 934			11 934
Movement in shareholder loans	0		(22 187)	(22 187)
Listing costs written off against share premium	(7 852)			(7 852)
Current share incentive				

scheme	(45 000)			(45 000)
Other reserve movements	(24)			(24)
Net income/(loss) recognised directly in equity	2 377 854	20 144	–	2 397 998
Profit for the period	131 612	1 765		133 377
Total recognised income and expense for the period	2 509 466	21 909	–	2 531 375
Dividends on ordinary shares	0	(1 529)		(1 529)
Unbundling restructuring issue of shares	173 841			173 841
Share options in current period	414			414
Balance at 31 March 2008	2 683 721	20 380	–	2 704 101

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March

1 Basis of preparation

This abridged report complies with International Accounting Standard 34 - Interim Financial Reporting as well as with Schedule 4 of the South African Companies Act and the disclosure requirements of the JSE Limited's Listings Requirements. The abridged report has been prepared using accounting policies that comply with International Financial Reporting Standards. The accounting policies are consistent with those applied in the financial statements for the year ended 30 September 2007, except for the adoption of IFRS 7 Financial Instruments: Disclosures. This is a disclosure standard which has no impact on recognition, measurement and presentation of financial instruments and consequently has no impact on profit or loss or equity for the period.

As this is the first trading period for Freeworld Coatings, no comparatives have been shown on the Income Statement and Cashflow Statement.

2 Goodwill

R'000	Reviewed 2008	Restated Audited 2007
COST		
At 1 October	1 890 208	30 981
Goodwill created at corporatisation, prior to unbundling by Barloworld Ltd	-	1 690 375
Adjustments to goodwill created at corporatisation in terms of IFRS 3 and IAS 12		
- Deferred tax liabilities on property revaluations and brands at fair value	-	260 413
- Investments in associates at fair value	-	(91 561)
At 31 March	1 890 208	1 890 208
CARRYING AMOUNT		
At 31 March	1 890 208	1 890 208

The goodwill was created in term of the rules around IFRS 3 and represents the difference between the market value and the carrying value of the assets and liabilities of each cash generating unit at date of corporatisation. Further information around the creation of goodwill is available in the notes to the historical financial information in the pre listing statement.

Impairment tests using the HOLT VALUAD methodology are performed at each cash generating unit, based on the management approved strategic plans, and no impairments have been indicated.

3 Effects of restatement

R'000	Original	Adjustment	Restated
Goodwill	1 721 356	168 852	1 890 208
Deferred taxation liability	(4 468)	(260 413)	(264 881)
Investment in associates	85 303	91 561	176 864
	1 802 191	0	1 802 191

Adjustments were made to goodwill created at corporatisation in terms of IFRS 3 and IAS 12. These adjustments refer to the raising of deferred tax on the property revaluations and deferred tax on brands at fair value, as well as adjusting the investment in associates to fair value.

4 Intangible assets

R'000	Total	Product Trade marks	Company brands	Other software	Distribution channel
Cost at 1 October 2007	767 471	38 857	686 100	4 740	37 774
Other additions	168	-	-	168	-
Amortisation for the year	(9 950)	(824)	(6 861)	(1 204)	(1 061)
Carrying amount	757 689	38 033	679 239	3 704	36 713
Weighted average remaining useful lives (in years)		31,2	49,5	1,6	12,7

5 Loans - long-term, short-term and overdraft facilities

R'000	Reviewed 2008	Restated Audited 2007
Long-term loan	645 633	4 389
Long-term loan with Nedbank, interest rate at JIBAR + 1,8%, unsecured and repayable over 7 years with year 1 and 2 having a capital holiday	630 841	0
Various other small long-term loans with First National Bank, Standard Bank and Nedbank with interest rates between 13% to 21,5% and terms ranging from 2 years to 5 years	14 792	4 389
Amounts due to bankers and short-term loans	316 147	6 976
Short-term loan		
Short-term loan with Nedbank, interest rate at 1 month JIBAR +1,2%, unsecured and repayable on demand	306 300	0
Current portion of long-term borrowings	-	3 320
Overdrafts	9 847	3 656

Previously the treasury function was performed by Barloworld Capital (Pty) Ltd. Post corporatisation, as indicated in the Pro Forma Financial Information in the pre listing statements, this was taken over by Freeworld Coatings and an appropriate mix of overdraft facility, short-term loans and long-term loans was set up and the

intercompany balance with Barloworld Capital (Pty) Ltd repaid.	-	981 555
	961 780	992 920

6 Contingent liabilities

The back to back guarantee of R50 million to Barloworld Ltd as security for our overdraft was cancelled on arranging unsecured financing through Nedbank.

In terms of the Unbundling Agreement, Freeworld Coatings has guaranteed the first A$5 million of any environmental claim made on Barloworld Ltd by the purchaser of the Australian business for a maximum period of 8 years. An environmental insurance policy is in place in this regard.

7 Commitments

R'000	Reviewed 2008	Restated Audited 2007
Contracted	14 257	29 123
Approved but not yet contracted	9 502	14 590
	23 759	43 713
Operating lease commitments	25 959	20 892
Finance lease commitments	868	1 008

8 Accounting policies

Except for IFRS 7 Financial Instruments: Disclosures and IAS 1 (Revised): Presentation of Financial Statements, of which more detail will be given in the year end financial statements, all IFRS statements have been adopted. There are no standards that are currently in issue but not yet effective which would result in a change in accounting policy.

The impact of adopting the above was not significant.

9 Related party transactions

There has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there have been no significant transactions during the year with associate companies, joint ventures and other related parties.

10 Earnings per share and headline earnings per share

R'000	2008
Reconciliation of net profit to headline earnings	
Net profit attributable to equity holders of the parent	131 612
Impairment of investment in associates	83
Loss on sale of plant and equipment (excluding rental assets) and intangible assets	540
Tax effect of above	(151)
Headline earnings	132 084
Weighted average number of ordinary shares in issue during the year ('000)	
- basic	198 399
- diluted	198 399
Headline earnings per share (cents)	
- basic	66,5
- diluted	66,5

11 Post Balance Sheet events

Subsequent to the six months ended 31 March 2008 the following

material event has occurred:

Freeworld Coatings announced on the 20 March 2008 that it has agreed to buy the worldwide rights outside of North America (Canada, USA and Mexico) to the intellectual property of Napier Environmental Technologies Inc. ("Napier"), a provider of coating removal and wood restoration products using environmentally advanced technology. The agreed purchase price is CAN$5.25 million cash. As there is a condition precedent in the agreement to obtain South African Reserve Bank approval, this acquisition has been excluded from the interim results.

12 Restated 2007 historical information and pro forma financial information adjustments

The historical financial information, as disclosed in the pre-listing statement ("PLS") dated 8 November 2007, has been adjusted to reflect the investment in associates at fair value and to raise a deferred tax liability on the value attributed to the brands and the property revaluations. The pro forma financial information has also been adjusted to account for the above changes, as well as the omission of corporatisation costs being the amortisation of the Plascon Brand over 50 years.

12.1 Omission of corporatisation costs

a. Due to an initial interpretation error by all parties involved in the unbundling process by Barloworld Ltd on the definition of corporatisation costs to be included in the pro forma financial information, the annual effect of amortising the newly created Plascon Brand of R686 million over its stated useful life of 50 years was not included in the pro forma financial information.

The impact of this omission is shown below:

Measurement	Per PLS	Adjusted	% change
Earnings per share [cents]	99	94	(5,05)
Headline earnings per share [cents]	97	92	(5,15)

12.2 Corrections in terms of IFRS 3

a. Due to a delay in Barloworld Ltd obtaining assignment consents from the associates during the corporatisation process by it, the associates could not be transferred at the time. This meant that the carrying values remained at their equity accounted value with a note indicating the directors' valuation in the historical financial information. It should have been shown at fair value per IFRS3. The result of now showing the investments in associates at fair value is a movement from goodwill [intangible assets] to investments in associates [tangible assets] of R91 million.

b. During the preparation and review of the Interim Results we have obtained a further interpretation in terms of IFRS 3 read in conjunction with IAS 12, that a deferred tax liability was required to have been raised by Barloworld Ltd as part of the corporatisation process as a result of there being temporary tax

differences on the property revaluations and the brands sold at market value in September 2007. The result of creating these deferred tax liabilities is a debit of R260 million to goodwill and a credit of R260 million to deferred tax liability. As R199 million of this deferred tax liability relates to the brands (an intangible asset), only R61 million thereof is a reduction of the tangible assets.

c. The net effect of these adjustments above is that whilst there is a reduction of R30 million in net intangible assets, there is a concomitant increase of R30 million in net tangible assets. As a result the net asset value of the business remains unchanged as reflected in the tables below.

R millions	Net intangible assets	Net tangible assets	Net assets
Goodwill	(91)		(91)
Investment in associates		91	91
Goodwill	260		260
Deferred Tax	(199)	(61)	(260)
Net Effect	(30)	30	0
Measurement	Per PLS	Adjusted	% Change
Net asset value per share [cents]	1,223	1,223	Nil
Net tangible asset value per share [cents]	2	17	750

12.3 The restated pro forma financial information, and the Reporting Accountant's Report, will be open for inspection at our registered offices during normal working hours for a period of 10 working days from the date of this Press and SENS announcement.

13 Approval and review of the interim financial statements
The interim financial statements for the six months ended 31 March 2008 were reviewed by Deloitte & Touche and their unmodified review opinion is available for inspection at Freeworld Coatings Limited's registered office.

Freeworld Coatings Limited (formerly Aletris Investment Holdings No. 1 Limited)
(Incorporated in the Republic of South Africa) (Registration number 2007/021624/06)
Share code: FWD ISIN: ZAE000109450 ("Freeworld Coatings" or "the Company")
The registered office of Freeworld Coatings
180 Katherine Street, Sandton, 2196 (PO Box 1227, Johannesburg, 2000)

Plascon Logo

International Protective Coatings Logo

Standox Logo

Du Pont Logo

ICC International Colour Corporation Logo

Crown Logo

Hamilton's Logo

Earthcote Logo

MIDAS logo

Acryline Logo

Spies Hecker Logo

END